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                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

      General Form for Registration of Securities of Small Business Issuers
           Under Section 12(b) or 12(g) of the Securities Act of 1934

                            IMX PHARMACEUTICALS, INC.
                            -------------------------
                 (Name of Small Business Issuer in its Charter)

             Utah                                     87-0394290
             ----                                     ----------
(State or Other Jurisdiction of          (I.R.S. Employer Identification Number)
Incorporation or Organization)

2295 Corporate Boulevard, Suite 131, Boca Raton, Florida                33431
--------------------------------------------------------                -----
(Address of Principal Executive Offices)                              (Zip Code)

                                  561.998.5660
                                  ------------
                           (Issuer's Telephone Number)

Securities to be registered under Section 12(b) of the Act:

Title of Each Class                               Name of Each Exchange on Which
to be so Registered                               Each Class is to be Registered
-------------------                               ------------------------------

-----------------------------------------         ------------------------------

-----------------------------------------         ------------------------------

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 Par Value
                                (Title of Class)
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                                     PART I

Item 1. Description of Business

General

      IMX Pharmaceuticals, Inc. (the "Company") is engaged in the development and marketing of health and beauty aids and related products for the skin care, cosmetic and health care industries. The Company was organized under the laws of the State of Utah in June of 1982, originally for the purpose of engaging in the acquisition, exploration and development of natural resources. For a period of time commencing in January 1984, the Company was engaged in the business of importing and brokering various products and merchandise.

      From 1991 until September 1995, the Company had only conducted limited business and had virtually no assets or liabilities.

      In September 1995, the Company entered into an agreement whereby it acquired the exclusive marketing and distribution rights in the United States for certain pharmaceutical products manufactured by Meyer-Zall Laboratories of South Africa ("Meyer-Zall"). The products included an over-the-counter psoriasis medication developed by Meyer-Zall, Exorex(Trademark). In connection with the agreement, the Company also entered into an agreement with Meyer-Zall which gave the Company certain rights of first refusal for distribution rights in the United States for new pharmaceutical products developed or manufactured by Meyer-Zall. (See Item 7. "Certain Relationships and Related Transactions").

      Primarily utilizing capital raised during the first six months of 1996 in a private placement, the Company began to market and distribute the Exorex psoriasis product line. In 1997 and 1998 product marketing intensified through capital raised in connection with two subsequent private placements and the Company also launched its line of Exorex eczema medications.

      Effective September 30, 1997, the Company entered into an exclusive supply agreement with IGI, Inc. and its affiliates ("IGI"). Under the agreement, the Company acquired the exclusive rights to market IGI's line of therapeutic topical skin care products utilizing its Novasome(Registered) technology to mass merchandisers and through multi-level marketing, direct response advertising and/or electronic media marketing in the United States, Canada and Puerto Rico. However, as of December 31, 1998, the Company canceled this product line due to limited sales. In August 1999, the Company entered into an agreement with IGI, whereby the Company agreed to register shares of common stock of the Company held by IGI for resale, and IGI agreed to return shares of the Company it holds according to a schedule, commencing upon the sale of products using Novasome(Registered) technology. No assurances can be given that any products using Novasome(Registered) technology will be commercially acceptable.

      In June of 1998, the Company completed the formation of a joint venture, the Exorex Company, LLC (the "LLC") with Medicis Pharmaceutical Corporation of Phoenix, Arizona
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("Medicis"). The LLC, in which the Company received a 49% interest, acquired from the Company all of the Company's rights to market the Exorex product line. The LLC also acquired the use of substantially all of the Company's executive office and warehouse facilities in Boca Raton, Florida and nearly all of the Company's current staff, including the Company's Helpline, which is comprised of health care professionals providing a toll-free 800 service to sufferers of psoriasis and eczema.

      In June 1999, the Company sold its interest in the LLC in return for $3.6 million in cash and the assumption of all liabilities of the Company in the LLC and certain inventory of the LLC with a shelf life of less than 12 months which the Company has the right to sell abroad, subject to certain restrictions.

      As of the date of this Registration Statement, the Company continues to develop lines of health and beauty products which the Company believes will offer superior benefits to consumers, has recently launched its Mother 2 Be(Trademark) line of products and anticipates the launch of two (2) additional product lines, Proctozone(Trademark) and Podiatrx(Trademark), by the end of the first quarter of fiscal year ending December 31, 2000, and the Deep(Trademark) product line in the second half of fiscal year 2000.

Sale of Joint Venture Interest

      In June 1999, the Company sold its interest in the LLC in return for $3.6 million in cash and the assumption of all liabilities of the Company in the LLC and certain inventory of the LLC with a shelf life of less than 12 months which the Company has the right to sell abroad subject to certain restrictions. In addition, certain ancillary agreements entered into in connection with the formation of the LLC were terminated, with the exception of the Facility Agreement (which relates to the leasing of substantially all of the Company's office and warehouse), which will remain in full force and effect. See "Item 3. Description of Property".

      The determination of the Board of Directors to sell the Company's interest in the LLC was based principally upon its conclusion that the LLC was not operating in a manner that was in the best interests of the Company and the cash infusion to be received by the Company on the closing of such sale. Management believed that the cash infusion will assist the Company in the marketing and development of the Company's other products. See "Item 2. Management's Discussion and Analysis of Results of Operations".

Products

      Mother 2 Be(Trademark). Through its wholly-owned subsidiary, Sarah J., Inc., the Company has developed and launched in the second quarter of fiscal 1999 (see "Sales and Marketing") a line of pregnancy skin care products under the Company's Mother 2 Be brand name, which contains natural, safe and effective biodegradable ingredients, including Lactoferrenate(Trademark), (Lactoferrin), a natural component also found in mother's milk. In nature, Lactoferrin has the characteristics of an antioxidant to help protect the skin, as well as the natural anti-inflammatory and antibacterial properties needed to help maintain the health and beauty of the


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skin. This unique blend of ingredients helps soothe, heal and protect an expectant mother's skin. All Mother 2 Be products are hypoallergenic, making them ideal for sensitive skin.

      The Mother 2 Be line presently consists of the following products:
Calm(Trademark), a cream to relieve itchy abdominal conditions associated with pregnancy which helps relieve dryness, inflammation and irritation; Soothe(Trademark), an areola and nipple restorative cream; Restore(Trademark), a breast firming cream; Minimize(Trademark), a stretch-mark minimizer; Rejuvenate(Trademark), a soothing gel that refreshes tired legs and feet; Indulge(Trademark), a unique blend of all-natural ingredients designed to help relieve and relax the stress associated with the aches and pains common during pregnancy; and Balance(Trademark), which helps regulate oil production by absorbing excess oil, while moisturizing dry facial areas.

      Podiatrx(Trademark). Through its wholly-owned subsidiary, Podiatrix, Inc., the Company has been working with a leading podiatrist in the development of foot care products that offer greater comfort and efficacy in the treatment of foot fungal conditions. As the result of such collaboration, the Company has developed a line of over-the-counter anti-fungal foot care products, which includes topical ointments and bath soaks under the brand name Podiatrx(Trademark).

      Podiatrx is a unique two (2) product system designed to increase the exfoliation and relieve dryness of the foot, which prepares the skin surface for better delivery of anti-fungal medication. Podiatrx TFM, tri-fective moisturizer, is a self-terminating exfoliator which gently removes the upper surface skin when fungal conditions exist, to make the skin more receptive for Podiatrx AF, antifungal cream, 2% Miconazole Nitrate, to combat fungal conditions.

      The Podiatrx product line takes advantage of the new C2P
Technology(Trademark) developed at the Company, where over-the-counter active drug substances are delivered in a cream base that dries to a creamy powder. This new delivery system, which contains a skin protectant (kaolin), has soothing and calming effects on the skin and remains in place without significant rub-off.

      The Company plans to market the Podiatrx line through podiatrists. While the Company has not marketed any Podiatrx products as of the date of this Registration Statement, it plans to launch the line of foot care products during the first quarter of fiscal 2000. See "Sales and Marketing".

      Proctozone(Trademark). Through its wholly owned subsidiary, Proctozone, Inc., the Company has been working in conjunction with a leading analrectal surgeon to develop the Proctozone line of over-the-counter anorectal anti-inflammatory and anesthetic drug products. Available in two active forms, the Proctozone line will offer soothing and non-messy alternatives for physicians to recommend to their patients for post-surgical treatment and general inflammation and associated pain of the anorectal area. Proctozone, which uses the Company's proprietary C2P delivery system, is unlike most greasy competitive ointments on the market today.

      The Company plans to market the Proctozone line through pharmaceutical wholesalers. While the Company has not marketed any Proctozone products as of the date of this


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Registration Statement, it plans to launch the line in the first quarter of fiscal 2000. See "Sales and Marketing".

      Deep(Trademark). Deep(Trademark) is a line of over-the-counter, temporary topical analgesic products for minor arthritis and sore muscle pain with the active ingredient, Capsaicin. The Company plans to market these products through physicians. While the Company has not marketed any Deep products as of the date of this Registration Statement, it plans to launch a market for the temporary pain reliever products in the second half of fiscal year 2000. See "Sales and Marketing".

      The Company is presently negotiating to acquire a license for an over-the-counter psoriasis medication. No assurances can be given that the license will be acquired, or that the products will be commercially marketable.

Sales and Marketing

      In the second quarter of fiscal 1999, the Company launched its Mother 2 Be product line, which is being marketed and sold to spas, salons, specialty retailers and catalogue companies, both domestically and abroad, and continues to develop referrals by professional birthing consultants, such as nurses, mid-wives, La Leche League instructors, lactation consultants, child birth educators, Lamaze International instructors, general practice physicians, gynecologists, as well as prenatal specialty stores. In order to further develop its professional referrals, the Company is developing a "Physician Script Program" which facilitates the recommendation of Mother 2 Be products by physicians and ordering of such products by patients, as well as direct mail and conventional retail marketing programs. In addition, the Company intends to market the Mother 2 Be product line abroad, principally through foreign distributors.

      Although the Company has not marketed any Podiatrx, Proctozone or Deep products as of the date of this Registration Statement, it plans to launch the Podiatrx foot care line and the Proctozone line of analrectal products in the first quarter of fiscal 2000 and the Deep line of topical analgesic products in the second half of fiscal 2000. The Company plans to market these products through physicians using a Physician Script Program which facilitates the recommendation of such products by physicians and ordering of such products by patients from their local pharmacies, or through toll-free helpline telephone numbers being established by the Company. No distribution agreements have been signed for the sale of the any of such brands as of the date of this Registration Statement.

      The Company has previously marketed over-the-counter products to conventional retail outlets, first on its own in November 1996, when the Company launched its national retail sales program for Exorex products, and secondly, through the LLC commencing in June 1998. Through the efforts of the Company's executive sales personnel and a number of independent national sales representatives, the Exorex products were carried by several major national and regional Drugstore chains and national wholesalers, as well as independent pharmacies and health food stores.


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      However, management recognizes that the Company does not have the financial resources to sustain a major national advertising campaign to market its products to conventional retail outlets. There can be no assurance that the Company will be able to achieve widespread commercial acceptance of any of the Company's products. Conventional retail distribution is a very difficult medium for products without significant consumer brand recognition. Shelf space at retail outlets is at a premium, returns can be significant, payment terms are extended, and offsets, credits against invoices and allowances are the norm. Without significant brand recognition, the Company will not have any meaningful conventional retail distribution.

      In August 1999, the Company announced that it launched its Mother 2 Be web site, www.mother2be.com, which permits consumers to purchase the Mother 2 Be products over the Internet, as well as providing information regarding skin care during pregnancy. In addition, the Company intends to market additional products through its web site over the Internet. Although there have been numerous statements and reports concerning the potential of the Internet as a vehicle for commercial transactions, its potential has yet to be properly and successfully exploited to any significant degree by any health and beauty company. Some anticipated problems include limited Internet access by certain consumers, unreliable technology, and the reluctance of consumers to provide their credit card numbers over the Internet to consummate sales. No assurances can be given that Internet marketing will be successful to any degree.


      For the nine (9) month period ended September 30, 1999, two (2) customers, Mother's Work and Unique Salon Services, accounted for 25% and 16% of net sales, respectively. During fiscal year ended December 31, 1998, Walgreen's accounted for 10.1% of net sales. During fiscal year ended December 31, 1997, each of Eckerd's and Walgreen's accounted for 16% of net sales.


Manufacturing and Supplies

      All of the Company's products are presently manufactured exclusively for the Company by independent third parties in the United States. Although the Company does not own a factory or production plant, it acts as a general contractor, and supervises each stage of production from the creation of the product, design and creation of the packaging, filling of same and packing, all as performed by various subcontractors. Management believes that its relationships with such subcontractors are good, and that there are sufficient alternate subcontractors should one or more subcontractors become unavailable.

      In addition, the Company has commenced manufacturing its samples of its products in its warehouse facilities, and all required permits have been received to permit the Company to commence manufacturing its products, should management determine to do so in the future.

      All raw materials and packaging components for the Company's product lines are readily available to the Company.


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Inventory


      At September 30, 1999, the Company maintained inventory valued at approximately $447,000, as compared to approximately $160,000 at December 31, 1998. The low level of inventory maintained by the Company resulted from sale of substantially all of the Company's inventory to the LLC in June 1998.


      The Company has generally delivered its orders within one (1) day of the date orders are booked. As a result thereof, The Company had no backlog of firm booked orders at December 31, 1998 or December 31, 1997. The business of the Company is not seasonal.

      As the result of the cash infusion of $3.6 million from the sale of its interest in the LLC, management does not anticipate any difficulty in financing foreseeable inventory requirements within the next twelve (12) months.

Competition

      The health and beauty market in which the Company operates is characterized by intense competition and there are numerous prescription and non-prescription drugs available from which consumers may chose. The Company competes against established pharmaceutical and consumer product companies which market products with equivalent or functionally similar ingredients and which have national and/or regional brand name recognition. Most of the Company's competitors possess substantially greater financial, technical and other resources than the Company. Moreover, these companies possess greater marketing capabilities than the Company, including the ability to implement extensive advertising campaigns.

      Management recognizes that the Company does not have the financial resources to sustain a major national advertising campaign to market its products to conventional retail outlets. There can be no assurance that the Company will be able to achieve widespread commercial acceptance of any of the Company's products.

      The Company's success will be dependent upon its ability to demonstrate the effectiveness of its products and the acceptance of the Company's method of treatment, as well as the Company's distribution plans. There can be no assurance that the Company will be able to compete successfully.

Government Regulation

      Under the Federal Food, Drug and Cosmetic Act ("FDA Act"), an over-the-counter non-prescription pharmaceutical product may not be commercialized or otherwise distributed in the United States without the prior approval of the FDA, upon submission to it of a new drug application or abbreviated new drug application, unless the combination of active ingredients in such products have been determined to be recognized as generally safe and effective for uses under the conditions prescribed, recommended or suggested in the FDA prescribed labeling in accordance with final monograph rules promulgated by the FDA and the labeling is in


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compliance therewith. The Company presently intends to market non-prescription products which contain active ingredients in the products that have been recognized as generally safe and effective for the recommended uses by panels of medical experts appointed by the government in the monograph rule making proceedings.

      In addition, each of the Mother 2 Be products is also a "cosmetic" as that term is defined under the FDA Act, and must comply with the labeling requirements of the FDA Act, the Fair Packaging and Labeling Act, and the regulations thereunder.

      Advertising of the Company's products is also subject to the review of the Federal Trade Commission ("FTC") pursuant to the authority of the FTC to monitor and prevent unfair and deceptive trade practices.

      Management believes that its products are in compliance with all applicable regulatory requirements.

Licenses, Patents and Trademarks

      Trademark applications have been filed for the Mother 2 Be, Podiatrx, Proctozone, and Deep product lines as well as for C2P Technology, the Company's proprietary cream to powder over-the-counter drug delivery system.

Research and Development

      During fiscal 1999, the Company's research and development program completed development of the Mother 2Be product line, and the Podiatrx, Proctozone and Deep product lines are anticipated to be completed by the end of fiscal 1999.

      Several of the Company's product lines incorporate the new C2P delivery technology developed at the Company, where over-the-counter active drug substances are delivered in a cream base that dries to a creamy powder. This new delivery system, which contains a skin protectant (kaolin), has soothing and calming effects on the skin and remains in place without significant rub-off. Management believes that C2P drug delivery technology has capabilities for several new over-the-counter drug applications.

      Developmental efforts are continuing for numerous other personal care/cosmetic products. These efforts include product formulation, packaging design and prototypes, product safety and stability testing, along with certain efficacy studies to support product claims. However, no assurances can be given that any commercially acceptable products will be developed.

      The Company's has contracted with R.F. Technology Consultants, Inc. ("RFTC") to conduct its research and development program. The principal of RFTC is Ray Figueroa. From 1994 to the present, he has been the President and Technology Director of RFTC, which provides product development services to cosmetic and dermatological marketers, with specialization in topical dosage forms for therapeutic and personal care applications. Mr.


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Figueroa has twenty-five (25) years of experience in topical care management as a formulation chemist with several fortune 500 companies. From 1990 through 1994, he was the Vice President of Research and Development for Baker Cummins Dermatological, Inc. He previously worked for Richardson Vicks, Proctor & Gamble, IVAX Pharmaceuticals, Estee Lauder, Almay and Revlon International. Mr. Figueroa has an A.A.S. degree in medical technology and a B.S. Degree in Chemistry.

      The Company has entered into a series of product development agreements with RFTC, which provides for compensation to RFTC in the form of cash, options to purchase shares of the Company's common stock which vest as products are developed, royalties based upon net sales of products, a royalty based upon the sale of the rights to the products developed and an interest in any patents granted on products developed by RFTC for the Company.

Employees

      As of the date of this registration statement, the Company had twenty-one
(21) full-time employees. The Company believes that its relationship with its employees is good.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

      The Company is engaged in the development and marketing of health and beauty aids and related products for the skin care, cosmetic and health care industries. As of the date of this Registration Statement, the Company is developing lines of health and beauty products which the Company believes will offer superior benefits to consumers, has recently launched its Mother 2 Be(Trademark) line of products and anticipates the launch of two (2) additional product lines, Proctozone(Trademark) and Podiatrx(Trademark), by the end of the first quarter of fiscal year ending December 31, 2000, and the Deep(Trademark) product line in the second half of fiscal year 2000.

Results of Operations

      During 1997 and for the first six (6) months of 1998, the Company's business consisted of primarily marketing its Exorex product line, utilizing capital raised during 1996 and 1997 in private placement financings. However, commencing in June 1998, the Company completed the formation of a joint venture, the Exorex Company, LLC (the "LLC") with Medicis Pharmaceutical Corporation of Phoenix, Arizona ("Medicis"). The LLC, in which the Company received a 49% interest, acquired from the Company all of the Company's rights to market the Exorex product line.


      For the nine (9) month period ending September 30, 1999, consolidated net sales were approximately $203,000, as compared to approximately $2.9 million for the same period of the preceding year. The decrease of approximately $2.7 million resulting primarily from the Company's conveyance of the Exorex product line to the LLC in June 1998.



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      Consolidated net sales aggregated approximately $3.9 million in 1998, as compared to $4.3 million in 1997. The decrease of approximately $400,000 also resulted from the conveyance of the Exorex product line to the LLC in June 1998.


      Management is of the belief that the market experienced intense competition for over-the-counter drugs in general, and psoriasis medication in competition with the Exorex line in particular. The Company competed against established pharmaceutical and consumer product companies which market numerous prescription and non prescription drugs products with equivalent or functionally similar ingredients and which have national and/or regional brand name recognition, from which consumers may choose.


      Management initially believed that aligning the Company with Medicis, a substantially larger pharmaceutical concern, would assist the Company in bringing its products to market, building brand recognition and gaining widespread commercial acceptance. Accordingly, in June 1998 the Company acquired its interest in the LLC in return for conveyance of all of the Company's interest in the Exorex product line. However, management's expectations for the marketing of the Exorex line by the LLC and Medicis were not met during the first year of the LLC's operations, and therefore, the Company sold its interest in the LLC for $3.6 million in cash and other consideration. Management intends to use the cash received from the sale of the Company's interest in the LLC for development of the Company's proprietary brands.


      During April 1999, the Company launched its line of pregnancy skin care products under the Company's Mother 2 Be brand name. Net sales for the initial five (5) months of this new line beginning in May 1999 were approximately $203,000. The Company is also preparing new product introductions for 2000, and anticipates the launch of two (2) additional product lines during the first quarter of fiscal 2000, Proctozone, an over-the-counter line of medications for various anal-rectal aliments and Podiatrx an over-the-counter line of medications for various foot ailments, as well as Deep, a line of over-the-counter, temporary topical analgesic products for minor arthritis and sore muscle pain with the active ingredient, Capsaicin, in the second half of fiscal 2000.


      Management is also actively pursuing the development and/or acquisition of new product lines and technologies in order to expand its lines of health and beauty products. However, no assurances can be given that any new products or lines of products will be developed or acquired, or if developed or acquired, that they will be profitable.


      Gross profit margin decreased to 65% of net sales for the nine (9) month period ending September 30, 1999, as compared to 70% of net sales for the same period of the preceding year. Gross profit margin decreased to 72% of net sales in 1998, as compared to 77% of net sales in 1997. Gross profit margins fluctuated with the changes in the Company's product mix.



      Selling, general and administrative expenses incurred by the Company increased to $5.1 million 1998 as compared to $3.9 million in 1997. For the nine
(9) month period ending September 30, 1999, selling, general and administrative expenses incurred by the Company decreased to approximately $2.3 million, as compared to approximately $3.3 million, for the



                                       9
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corresponding period of the prior year. Increases from 1997 to 1998 reflect expenses incurred to support new product development and introductions, including approximately $256,000 of expense in 1998 as compared to $-0- in 1997. The decrease for the nine (9) month comparable periods reflect the absorption of a significant amount of overhead as the result of the conveyance of the Exorex product line to the LLC. Such decreases for the nine (9) months ended September 30, 1999 as compared to September 30, 1998 included a decrease in selling and advertising expenses of approximately $1,157,000 from approximately $2,140,000 to $983,000.


      Net loss was approximately $2.0 million or $.45 per basic and diluted share in 1998 as compared to approximately $580,000 or $.20 per basic and diluted share in 1997. Results for 1998 included approximately $884,000 as an impairment loss, as the result of management's decision to cancel the product line developed under the agreement with IGI due to disappointing product sales. Results for 1998 were also impacted by a decrease in gross profit of approximately $488,000 compared to 1997 due primarily to the transfer of the Exorex product line to the LLC in June 1998.


      For the nine (9) month period ending September 30, 1999, net income was approximately $1.3 million, as compared to net loss of approximately $(1,015,000) for the same period of the preceding year. The results for the nine
(9) month period ending September 30, 1999 include a gain of approximately $3.4 million on the sale of the Company's interest in the LLC. For such nine (9) month period, the Company had a loss of $(2.2) million from operations, exclusive of such gain, compared to a loss from operations of approximately $(1.2) million for the nine (9) months ended September 30, 1998.


      As the Company anticipates developing additional product lines, it will necessarily incur additional expenses normally associated with start-up of new lines. Further, substantial time may be necessary to build brand awareness and sales. Accordingly, the likelihood of the success of the Company's operations must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation and development of a new business, the commencement and expansion of operations and the regulatory and competitive environment in which the Company will operate. As a result of the foregoing, operating losses are anticipated for the balance of fiscal 1999.

Liquidity and Capital Resources


      At September 30, 1999, the Company's financial condition included working capital of approximately $3.6 million, as compared to approximately $2.1 million at December 31, 1998. In June 1999, the Company sold its interest in the LLC in return for approximately $3.6 million in cash and other consideration. It is management's intention that the cash received from the sale of the Company's interest in the LLC is to be used in connection with development of the Company's proprietary brands.


      During 1997 and 1998, the Company raised capital from investors to finance its capital requirements. In 1997 the Company commenced a private placement offering, which was extended to February 1998, at which time the Company raised net proceeds of approximately


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$947,000. In June 1998 and in connection with the Company's acquisition of its equity interest in the LLC, Medicis purchased 400,000 shares of Common Stock for $1,000,000 or $2.50 per share, the estimated fair market value at the time of such sale.

      At the present time and for the foreseeable future, the Company's short-term capital requirements are expected to be met by available cash. For fiscal 1998, net cash generated from operations was approximately $1.2 million. Such amount includes approximately $2.26 million of cash for the sale of trade accounts receivable and $1.367 million for the sale of inventory in connection with the acquisition by the Company of its equity interest in the LLC. For fiscal 1997, operating activities used cash of approximately $1.9 million.

      The Company intends to develop and market through various channels, its proprietary over-the-counter drugs and health and beauty products. However, management recognizes that the Company does not have the financial resources to sustain a major national advertising campaign to market its products to conventional retail outlets. Further, in the event of a significant increase in capital requirements, the Company may require additional financing. However, no assurances can be given that the Company will be able to raise sufficient capital should the need arise. In the absence of such additional financing, there can be no assurance that the Company will be able to achieve widespread commercial acceptance of any of the Company's products.

Year 2000 Readiness

      Many currently installed computer systems and software products are coded to accept or recognize only 2-digit entries in the date code field. Such systems and software products will need to accept 4-digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations, causing disruptions of normal business activities.

      We have made an assessment of the Year 2000 readiness of our operating and administrative systems. Our assessment plan consisted of testing of our internally developed information and computing systems with special attention to their representation and manipulation of calendar dates. We have confirmed that our software avoids Year 2000 concerns. In addition, in our assessment plan, we contacted third-party vendors, which have indicated that the products and services used by us are currently Year 2000 compliant.

      To date, we have not incurred any material costs in identifying or evaluating Year 2000 compliance issues. Most of our expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by employees in the evaluation process and Year 2000 compliance matters generally. We do not presently anticipate that such expenditures will be material.

      While, based on our assessment to date, we believe that our internal systems are Year 2000 compliant and will not produce erroneous results, fail to function or interrupt performance, despite our testing, our systems may contain undetectable errors or defects associated with Year 2000 and operational difficulties may result. In addition, while vendors of our material software, hardware and services have indicated that they are in compliance, we cannot assure you that third-party software, hardware or services incorporated into our systems upon which we are reliant will not need to be revised or replaced, which could be time consuming and expensive.

      In addition, no assurances can be given that governmental agencies, utility companies, Internet access companies, third-party service provides and others outside of our control will be Year 2000 compliant. The failure by such entities to be Year 2000 compliant could result in a systematic failure beyond our control, such as telecommunications or electrical failure, which could also prevent us from producing or delivering our products, which would have a material adverse effect on our business, results of operations and financial condition.

      The likely worse-case Year 2000 scenario is a systematic failure beyond our control, such as a prolonged telecommunications or electrical failure. Such a failure could prevent us from operating our business. We believe that the primary business risks, in the event of such a failure, would include delays in product production, lost revenue, increased operating costs, or other business interruptions of a material nature, as well as claims of mismanagement, misrepresentation or breach of contract, any of which could have a material adverse effect on our business, results of operations and financial condition. We have not made any contingency plans to address such worse-case scenario.

Inflation


      Inflation rates in the U.S. have not had a significant impact on operating results for the periods presented.


Cautionary Statement Regarding Forward-Looking Statements

      Certain statements contained in this item and elsewhere in this Registration Statement regarding matters that are not historical facts are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. All statements which address operating performance, events or developments that management expects or anticipates to incur in the future, including statements relating to sales and earnings growth or statements expressing general optimism about future operating results, are forward-looking statements. The forward-looking statements are based on management's current views and assumptions regarding future events and operating performance. Many factors could cause actual results to differ materially from estimates contained in management's forward-looking statements. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, competitive pressures, inadequate capital, unexpected costs, lower revenues and net incomes and forecasts, the possibility of fluctuation and volatility of the Company's operating results and financial condition, inability to carry out marketing and sales plans, and loss of key executives, among other things.

Item 3. Description of Property

      The Company leases a total of 3,590 square feet of office space in Boca Raton, Florida pursuant to leases, all of which terminate on March 31, 2001. In addition, the Company leases approximately 3,000 square feet of warehouse space in Boca Raton, Florida pursuant to a lease that terminates on December 31, 1999. Monthly lease payments are approximately $5,400 and $2,100, respectively.

      In connection with the organization of the LLC, the Company entered into a Facility Agreement, whereby the Company subleased to the LLC, substantially all of its office space, furniture, computer hardware, all utilities, including telephone and fax services and warehouse facilities, and equipment leased and owned and occupied by the Company for substantially the Company's cost. From June 1998 through June 1999, the LLC paid a substantial portion of the office rent and warehouse rent.

      In connection with the sale of the Company's equity interest in the LLC, the Company entered into a Transition Services Agreement, whereby the LLC will continue to sublease the Company's premises for a period not to exceed six (6) months.

Item 4. Security Ownership of Certain Beneficial Owners and Management

      The following table sets forth information, as of October 22, 1999 with respect to the beneficial ownership of the Company's Common Stock by (a) each person known by the Company to be the beneficial owner of more than five percent (5%) of the Company's outstanding Common Stock, (b) the executive officers and directors of the Company and (c) the directors and officers of the Company as a group. The address of each of the persons set forth below is 2295 Corporate Boulevard, Suite 131, Boca Raton, Florida 33431, except as otherwise noted.

--------------------------------------------------------------------------------

                                         Amount and Nature of         Percent
Name and Address of Beneficial Owner    Beneficial Ownership (1)    of Class (1)

--------------------------------------------------------------------------------
William A. Forster                          1,196,261 (2)              18.7%
--------------------------------------------------------------------------------
Meyer-Zall Laboratories (PTY), Ltd.           645,544 (3)              11.0%
JCC House, First Floor
27 Owl Street
Auckland Park, Johannesburg 2192
Private Bag X7
Auckland Park, 2008 South Africa
--------------------------------------------------------------------------------
East Asia Development, Ltd.                   400,000 (3)               6.8%
Passage Max Meuron 1
Neuchatel, Switzerland 2001
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                         Amount and Nature of         Percent
Name and Address of Beneficial Owner    Beneficial Ownership (1)    of Class (1)

--------------------------------------------------------------------------------
Tandilly Company Ltd.                         400,000 (3)               6.8%
c/o Primeway S.A.
7, Rue Du Rhone
GH-1204 Geneva, Switzerland
--------------------------------------------------------------------------------
Medicis Pharmaceuticals Corporation           400,000                   6.8%
4343 E. Camelback, Suite 250
Phoenix, Arizona 85018
--------------------------------------------------------------------------------
Benson Holdings Limited                       389,268 (3)               6.6%
P.O. Box 932
Suite 932, Europort, Gibraltar
--------------------------------------------------------------------------------
IGI, Inc.                                     271,714                   4.6%
Wheat Road & Lincoln Avenue
P.O. Box 687
Buena, New Jersey 08310
--------------------------------------------------------------------------------
Sanfurd G. Bluestein, M.D.                    322,700 (4)               5.4%
309 Upper Mountain Avenue
Upper Mountain, New Jersey 07043
--------------------------------------------------------------------------------
David A. Gross, M.D.                          149,548 (5)               2.5%
16244 S. Military Trail, #610
Delray Beach, Florida 33484
--------------------------------------------------------------------------------
Michael Holick, Ph.D, M.D.                    107,980 (6)               1.8%
Boston University Medical Center
80 Concord St. M-1013
Boston, Massachusetts 02118
--------------------------------------------------------------------------------
Eugene Miller                                  97,516 (7)               1.6%
7351 Ballantrae Court
Boca Raton, Florida 33496
--------------------------------------------------------------------------------
Westby J. Rogers                              148,068 (8)               2.4%
2881 East Oakland Park Boulevard
Ft. Lauderdale, FL 33306
--------------------------------------------------------------------------------
Lawrence D. Russell                           186,480 (9)               3.1%
800 Palm Trail, No. 200
Delray Beach, FL 33483
--------------------------------------------------------------------------------
Marc Falkin                                   210,558 (10)              3.5%
--------------------------------------------------------------------------------
Gary Spielfogel                               258,000 (11)              3.9%
--------------------------------------------------------------------------------
Leonard F.  Kaplan                             10,000 (12)          Less than 1%
--------------------------------------------------------------------------------
All officers and directors
  as a group (10 persons)                   2,687,111 (13)             35.5%
--------------------------------------------------------------------------------

(1) Based upon information furnished to the Company by the security holders or obtained from the stock transfer books of the Company. Other than indicated in the notes, the Company has been informed that such persons have sole voting and dispositive power with respect to their shares. Certain options disclosed hereunder may not have been fully vested as of the date of this registration statement.

(2) Consists of 609,741 shares held directly; 31,100 shares held by Mr. Forster's wife; 15,551 shares held by Mr. Forster in trust for a minor child; 520,000 shares which may be acquired pursuant to the exercise of vested stock options; and 19,869 warrants to purchase shares of Common.

(3) Meyer-Zall Laboratories, East Asia Development, Ltd., Tandilly Company, Ltd. and Benson Holdings Limited are shareholders of Interderm Limited, the company that previously licensed exclusive marketing and distribution rights to the Meyer-Zall products to the Company. As such, they may be deemed affiliates and the beneficial owners of each others shares of Common Stock.

(4) Consists of 147,850 shares held directly, options to purchase 20,000 shares and warrants to purchase 154,850 shares.

(5) Consists of options to purchase 127,500 shares, 11,490 shares indirectly as a beneficiary of a profit sharing plan and warrants to purchase 10,558 shares.

(6) Consists of 61,490 shares held directly, options to purchase 35,000 shares and warrants to purchase 11,490 shares. (Includes 50,000 shares in the process of being transferred from Meyer-Zall).

(7) Consists of 16,990 shares held indirectly as a trust beneficiary, options to purchase 45,000 shares and warrants to purchase 35,526 shares.

(8) Consists of 75,000 shares held directly, an option to purchase 5,000 shares and warrants to purchase 68,068 shares.

(9) Consists of 10,000 shares held jointly with his spouse and warrants to purchase 176,480 shares.

(10) Consists of options to purchase 200,000 shares and warrants to purchase 10,558 shares.

(11)  Consists of options to purchase 258,000 shares.

(12)  Consists of options to purchase 10,000 shares.

(13) Consists of 967,722 shares held directly or indirectly, and options and warrants to purchase 1,719,389 shares of Common Stock.

Item 5. Directors, Executive Officers, Promoters and Control

      The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. All directors serve until the next annual meeting of the Company's shareholders or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

--------------------------------------------------------------------------------
         Name                     Age                 Position
--------------------------------------------------------------------------------
William A. Forster                54     Chairman of the Board, President and
                                           Chief Executive Officer
--------------------------------------------------------------------------------
David A. Gross, M.D.              52     Director
--------------------------------------------------------------------------------
Eugene Miller                     73     Director
--------------------------------------------------------------------------------
Michael F. Holick, Ph.D., M.D.    53     Director
--------------------------------------------------------------------------------
Sanford Bluestein, M.D.           78     Director
--------------------------------------------------------------------------------
Westby J. Rogers                  57     Director
--------------------------------------------------------------------------------
Lawrence D. Russell               41     Director
--------------------------------------------------------------------------------
Gary P. Spielfogel                44     Executive Vice President
--------------------------------------------------------------------------------
Marc Falkin                       28     Senior Vice President
--------------------------------------------------------------------------------
Leonard F. Kaplan                 52     Chief Financial Officer
--------------------------------------------------------------------------------

      Mr. Forster has served as a Director of the Company since 1987. Dr. Gross and Mr. Miller were elected Directors by the shareholders at a shareholder's meeting held in November 1995. Dr. Holick was elected to the Board in January 1996, Dr. Bluestein was elected in November 1997, Mr. Rogers was elected to the Board in June 1999 and Mr. Russell was appointed to the Board in October 1999. All Directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. During 1998, the Compensation Committee of the Board of Directors consisted of Messrs. Eugene Miller and David Natan, a former director. David Walt, a former director was a member of the Compensation Committee until September 1998.

      Marc Falkin, the Company's Senior Vice President, is the son-in-law of William Forster, the Company's Chairman of the Board, President and Chief Executive Officer. Apart from this relationship, there is no family relationship between any of the officers and directors of the Company.

      The following sets forth biographical information as to the business experience of each executive officer and director of the Company for at least the past five (5) years.

      William A. Forster, age 54, a Director, has been the Chairman of the Board since 1987, and is also President and Chief Executive Officer and founder of the Company. From September 1992 until May 1994, he was the President and Chief Executive Officer of MBF U.S.A., a publicly held marketer of infection control products. He is also actively involved in many city, state, national and international non-profit organizations.

      Dr. David A. Gross, M.D., F.A.P.A., age 52, has been a Director since November 1995, is a physician in private practice, the Director of the Palm Beach Evaluation Center and was previously Chairman of the IMX Medical Advisory Panel. He is a Fellow, American Psychiatric Association, listed in Best Doctors in America 1995, Southeastern Edition, and was commissioned by then Florida Governor, Lawton Chiles, to the Physicians Input Panel. He is also President-Elect of the Florida Psychiatric Society. Dr. Gross was appointed by President William Clinton to the Executive Advisory Panel to the Office of National Drug Control. He also serves on the Advisory Panel on Community Health Care Purchasing Alliance. He holds degrees from the University of Rochester (A.B. Magna Cum Laude), the University of Florida College of Medicine (M.D.) and has completed his residency at Yale University School of Medicine.

      Eugene Miller, age 73, has been a Director since November 1995, is an Executive-in-Residence and Adjunct Professor of the College of Business at Florida Atlantic University and a director of MFRI, Inc., a publicly held company. Prior to affiliating with Florida Atlantic University, he served as Vice-Chairman and Chief Financial Officer of USG Corporation (formerly United States Gypsum Company), Senior Vice President of the New York Stock Exchange, Senior Vice President of CNA Financial Corporation and Vice President of McGraw-Hill, Inc. He holds degrees from Bethany College (A.B.), Georgia Tech (B.S.), Columbia University (M.S.) New York University (M.B.A.) and Bethany College (hon. LL.D).

      Dr. Michael F. Holick, Ph.D., M.D., age 53, has been a Director since January 1996, is a Professor of Dermatology and Physiology since 1990 and a Professor of Medicine since 1987 at the Boston University School of Medicine. He is also Chief of the Endocrinology, Diabetes and Metabolism Section of Boston University School of Medicine. Since 1987, he has served as a Director of the Bone Health Clinic at the Boston University Medical Center Hospital, a Director of the Vitamin D, Skin and Bone Research Laboratory and Program Director of the General Clinical Research Center at the Boston University School of Medicine. Prior to that, he was a Professor of Nutrition, Medicine and Physiology at Tufts University Medical School and a Director of the Vitamin D, Skin and Bone Research Laboratory, USDA/Human Nutrition Research Center On Aging at Tufts University. From 1982 to 1985, he was the Associate Director of the Clinical Research Center at the Massachusetts Institute of Technology. From 1981 to 1985 he was Associate Professor of Medicine and Associate Professor of Nutritional Biochemistry at Harvard Medical School. From 1978 to 1981 he was Assistant Professor of Medicine at Harvard Medical School and from 1979 to 1981, a lecturer at the Massachusetts Institute of Technology. From 1976 to 1978 he was a Clinical Fellow in Medicine at Harvard Medical School. He holds degrees from Seton Hall University (B.S.) and the University of Wisconsin (M.S. Ph.D. and M.D.). He completed his residency at the Massachusetts General Hospital.

      Dr. Sanfurd Bluestein, M.D., age 78, has been a Director since November 1997, is a Director of Pharmachem Corp. in Allentown, Pennsylvania and a member of the Medical Advisory Counsel of Mark Solutions in Bloomfield, New Jersey. Presently retired from the practice of medicine, Dr. Bluestein is a partner of Estate Associates, a privately held company. He has also served as the Chairman and Director of Radiology Barnert Hospital in Patterson, New Jersey, and as Chairman and Director of Radiology, Chilton Hospital in Pompton Plains, New Jersey. He is a member emeritus of the Passaic County Medical Society and a member emeritus of the American Medical Association. He holds degrees from Lafayette College (B.A.), Yale Medical School (M.D.) and has completed his residency at Mt. Sinai Hospital in New York City, New York.

      Westby J. Rogers, age 57, has been a Director since June 1999. Mr. Rogers is the District Manager of Florida for Metronic Inc. From 1987 through May 1999, Mr. Rogers was the President of Implant Specialties of Fort Lauderdale, Florida, and was responsible for sales, marketing and financial aspects of such business.

      Lawrence D. Russell, age 41, was appointed as a Director in October 1999. From December 1996 to the present, Mr. Russell has been the President of Freedom Management Group, a corporate consulting firm. In addition, from January 1998 to the present, Mr. Russell has also been a registered representative with Brookstreet Securities, an investment banking firm. From January 1997 through January 1998, Mr. Russell was a registered representative with Delta Equity Services, an investment banking firm. In addition, for the five year period ending December 1996, Mr. Russell was the Senior Vice President at Euro-Atlantic Securities, a stock brokerage firm.

      Gary P. Spielfogel, age 44, has 20 years of business management experience in the chain drug industry. Before joining the Company in March 1997 as a Senior Vice President,

Mr. Spielfogel served as President and Chief Operating Officer of Medicap Pharmacy Express, the Florida master franchisee of Medicap Pharmacies, Inc. the 12th largest U.S. drug chain. Prior to Medicap, for 5 years until 1990, Mr. Spielfogel served as President of Austin Drugs, a $42 million regional drug chain. In addition, for 10 years until 1987, Mr. Spielfogel acted as Vice President of Interstate Cigar Company, a national wholesale drug distributor, and had oversight of a $40 million division responsible for sales and purchasing. Mr. Spielfogel became the Company's Executive Vice President in September of 1998.

      Marc Falkin, age 28, joined the Company in September of 1996 and is the Senior Vice President. Prior to that, and from August, 1993, he was Project Manager of International Sales for Taylor Environmental International, a New Jersey based environmental wastewater management company. His responsibilities included managing environmental industrial wastewater treatment projects worldwide and building a distribution network of international representatives. He graduated from George Washington University in 1993, with a Bachelor of Business Administration in international business.

      Leonard F. Kaplan, age 52, a C.P.A., has been the Company's Chief Financial Officer since July 1, 1999, and was the company's controller from September 1998 through June 1999. From February 1998 through August 1998, Mr. Kaplan was the controller of Southern Service Corp., and from July 1983 through March 1998, he was the owner of a printing company.

Item 6. Executive Compensation

Cash Compensation

      The following table sets forth a summary of all compensation awarded to, earned by or paid to, the Company's Chief Executive Officer and the other executive officer of the Company whose compensation exceeded $100,000 per annum for services rendered in all capacities to the Company and its subsidiaries during fiscal years ended December 31, 1998, December 31, 1997 and December 31, 1996:

                           SUMMARY COMPENSATION TABLE

                                                     Annual Compensation                          Long Term Awards
-------------------------------------------------------------------------------------------------------------------------
                                                                                              Securities
                                                                          Other Annual        Underlying      All Other
Name and Principal Position         Year    Salary ($)    Bonus ($)    Compensation ($)(1)    Options (#)    Compensation
-------------------------------------------------------------------------------------------------------------------------
William A. Forster, Chief           1998       237,500      150,000    $12,000(2)                  20,000           -0-
Executive Officer                   1997
                                    1996
-------------------------------------------------------------------------------------------------------------------------
Gary Spielfogel, Executive          1998       125,000          -0-    $12,000(3)                  50,000           -0-
-------------------------------------------------------------------------------------------------------------------------

(1) Excludes perquisites and other personal benefits that in the aggregate do not exceed 10% of the named officer's total salary and bonus.

(2)   Consists of a nonaccountable automobile expense allowance.

(3)   Consists of a nonaccountable automobile expense allowance.

-------------------------------------------------------------------------------------------------------------------------
Vice President                      1997
                                    1996
-------------------------------------------------------------------------------------------------------------------------

Option Grants in the Last Fiscal Year

      The following table sets forth certain information relating to stock option grants during Fiscal 1998 to the Company's Chief Executive Officer and the other executive officer of the Company whose compensation exceeded $100,000 per annum for services rendered in all capacities to the Company and its subsidiaries during Fiscal 1998:

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                            Potential Realized Value
                                                                                             at Assumed Annual Rates
                                                                                                 of Stock Price
                                                                                                  Appreciation
                                  Individualized Grants                                         for Option Terms
----------------------------------------------------------------------------------------------------------------------
                               Number of      % of Total
                              Securities     Options/SARs
                              Underlying      Granted to      Exercise or                    Five (5%)    Ten (10%)
                                Options      Employees in      Base Price     Expiration      Percent      Percent
           Name               Granted (#)     Fiscal Year        ($/Sh)          Date           ($)          ($)
----------------------------------------------------------------------------------------------------------------------
William A. Forster            20,000          6.57            1.75            9/01/08        3,878         5,895
----------------------------------------------------------------------------------------------------------------------
Gary Spielfogel               50,000         16.42            1.75            7/01/08        9,696        14,737
----------------------------------------------------------------------------------------------------------------------

Option Exercises and Holdings

      The following table sets forth certain information relating to option exercises effected during Fiscal 1998, and the value of options held as of such date by each of the Chief Executive Officer and the other executive officer of the Company whose compensation exceeded $100,000 per annum for services rendered in all capacities to the Company and its subsidiaries during Fiscal 1998:

                   AGGREGATE OPTION EXERCISES FOR FISCAL 1998
                           AND YEAR END OPTION VALUES

                                                             ------------------------------------------------
                                                                                      Value(1) of Unexercised
                                                             Number of Unexercised          In-the-Money
                                                                   Options at                Options at
                                                             December 31, 1998 (#)      December 31, 1998 ($)
-------------------------------------------------------------------------------------------------------------
      Name              Shares Acquired       Value ($)           Exercisable/              Exercisable/
                          on Exercise        Realized(2)          Unexercisable             Unexercisable
-------------------------------------------------------------------------------------------------------------
William A. Forster            -0-               -0-              500,000/20,000             262,500/2,500
-------------------------------------------------------------------------------------------------------------
Gary Spielfogel               -0-               -0-              158,000/50,000             -0-/6,250
-------------------------------------------------------------------------------------------------------------

(1) Total value of unexercised options is based upon the fair market value of the Common Stock as reported by the over-the-counter Bulletin Board of $1.875 on December 31, 1998.

(2) Value realized in dollars is based upon the difference between the fair market value of the Common Stock on the date of exercise, and the exercise price of the option.

Executive Employment Agreements

      Mr. Forster currently serves as the Company's Chief Executive Officer, President and Chairman of the Board of Directors under a 3-year Employment Agreement entered into as of July 1, 1998, which superseded a prior employment contract. Under the Agreement, Mr. Forster receives an annual base salary of $225,000, and at the discretion of the Company's Board of Directors, he may be awarded annual bonuses up to an amount of 100% of his base salary depending upon his performance and certain other factors. In the event the Company does not renew his agreement for an additional term of 2 years, Mr. Forster will receive an amount equal to his base salary for the third year of the term of the agreement, plus the annual cash value of all other benefits provided to him in that third year, payable in full at the time of expiration of the Agreement.

      As of July 1, 1998, the Company entered into a 3-year Employment Agreement with Gary P. Spielfogel relating to his services as the Company's Executive Vice President. This Agreement superseded a prior employment agreement. Mr. Spielfogel receives an annual base salary of $125,000. In connection with the sale of the Company's interest in the LLC in June 1999, Mr. Spielfogel received bonus compensation of $144,000.

      As of August 1, 1998, the Company entered into a 3-year Employment Agreement with Marc Falkin, relating to his service as the Company's Senior Vice President. This Agreement superseded a prior employment agreement. Mr. Falkin receives an annual base salary of $80,000. In connection with the sale of the Company's interest in the LLC in June 1999, Mr. Falkin received bonus compensation of $114,012.

Board of Directors

      In September 1998, each current member of the board of directors was granted options to purchase twenty thousand (20,000) shares of Common Stock at a price equal to $1.75, one hundred percent (100%) of the fair market value as of the date of grant. In addition, each member of the board of directors elected subsequently, as of the date of his or her election, shall be granted automatically options to purchase twenty thousand (20,000) shares of Common Stock at a price equal to one hundred percent (100%) of the fair market value as of the date of grant. On each year anniversary of the each such grant, each member of the board of directors shall be entitled to an automatic grant of options to purchase five thousand (5,000) shares of Common Stock, at a price equal to one hundred percent (100%) of the Fair Market Value as of the date of grant. The shares subject to the options granted to board members are exercisable over a period of 10 years from the date of grant, and vest over a 2-year period.

Item 7. Certain Relationships and Related Transactions

The Exorex Company, L.L.C.

      Formation of Joint Venture. Effective June 1998, the Company and Medicis Partners Incorporated, a wholly-owned subsidiary of Medicis Pharmaceutical Corporation ("Medicis") formed a joint venture pursuant to the terms of a Joint Venture Agreement, the purpose of which was to develop and market skin care products through Medicis Consumer Products Company, L.L.C., which was subsequently known as The Exorex Company, L.L.C. (the "LLC"). On the closing date of the Joint Venture Agreement, Medicis Partners contributed to the LLC cash in the sum of $4,000,000, and received a 51% interest in the LLC. The Company contributed all assets and property and associated rights and interest used in connection with the development, manufacture, marketing and sale of the Exorex Product Line and the Helpline and product fulfillment center (the "Contributed Assets"). The assets included certain of the Company's receivables and inventory relating to the Exorex Product Line. In consideration for the Contributed Assets, except for the inventory and the receivables, the Company received a 49% interest in the LLC with a basis valuation of $4,000,000. As consideration for the Receivables and the Inventory, the LLC paid to the Company approximately $2,258,000 and $1,367,000, respectively. In connection with the transfer of the Contributed Assets, the LLC did not assume any of the Company's liabilities, except for certain of the liabilities related to the business of the Contributed Assets incurred in the ordinary course of the business.

      As an additional condition to the Company's participation in the joint venture, at the closing, Medicis purchased 400,000 shares of the Company's Common Stock at $2.50 per share for a total purchase price of $1,000,000.

      Certain ancillary agreements were entered into in connection with the Joint Venture. The Company entered into a Consulting, Confidentiality and Non-Compete Agreement under the terms of which the LLC agreed to pay to the Company a fee equal to 6% of the LLC's net sales. In addition, pursuant to the terms of a Facility Agreement, the Company subleased to the LLC, the office space, furniture, computer hardware, all utilities, including telephone and fax services and warehouse facilities, and equipment leased and owned and occupied by the Company for substantially the Company's cost.

      For the period from inception, June 18, 1998 through the date of its sale, June 30, 1999, Medicis Partners was responsible for the day-to-day operations of the LLC and it entered into a Service Agreement to provide additional support services to the LLC. The support services may include the following: general and administrative support, financial reporting, provision of manufacturing facilities, provision of warehousing facilities, product distribution, sales support, customer service and product research and development. The compensation paid Medicis Partners under the Service Agreement was a fee in an amount equal to 6% of the LLC's net sales and include reimbursement of its actual costs.

Sale of Joint Venture Interest

      In June 1999, the Company sold its interest in the LLC in return for $3.6 million in cash and the assumption of all liabilities of the Company in the LLC and certain inventory of the LLC with a shelf life of less than 12 months which the Company has the right to sell abroad, subject to certain restrictions. In addition, certain ancillary agreements entered into in connection with the formation of the LLC were terminated, with the exception of the Facility Agreement (which relates to the leasing of substantially all of the Company's office and warehouse), which will remain in full force and effect. See "Item 3. Description of Property".

Meyer-Zall

      During fiscal years ended December 31, 1997 and December 31, 1998, the Company purchased inventory from Meyer-Zall in the approximate amounts of $1,170,000 and $569,000, respectively.

      On or about July 15, 1998, the Company loaned $120,000 to Meyer-Zall, which loan was secured by all of Meyer-Zall's accounts receivable in sales of products to the LLC and 900,000 shares of common stock of the Company. In addition, the Company reserved the right, pursuant to the terms of the Loan Agreement, at any time within 6 months of execution of the Agreement, to convert all of the principal amount of the loan into 2% of Meyer-Zall's outstanding voting securities. Initially, interest at a rate of 18% per annum was due on the principal amount of the loan from the Company to Meyer-Zall, and the principal was in four equal monthly installments of $30,000 to be paid commencing February 1, 1999. However, after November 11, 1998, interest no longer accrued, and repayment of the principal amount was postponed indefinitely. In September 1999, Meyer-Zall returned to the Company 76,000 shares of the Company's Common Stock which Meyer-Zall held, in return for cancellation of the outstanding debt of $125,400, inclusive of accrued interest.

IGI

      Effective September 30, 1997, the Company acquired certain exclusive marketing rights from IGI. and its affiliates to a line of therapeutic topical skin care products. Pursuant to the terms of an Exclusive Supply Agreement between the Company and IGI, as amended, the Company paid IGI the sum of $50,000 and issued to IGI 271,770 shares of Common Stock.

      However, as of December 31, 1998, the Company canceled this product line due to limited sales. In August 1999, the Company entered into an agreement with IGI, whereby the Company agreed to register shares of common stock of the Company held by IGI for resale, and IGI agreed to return shares of the Company it holds according to a schedule, commencing upon the sale of products using Novasome(Registered) technology. No assurances can be given that any products using Novasome(Registered) technology will be commercially acceptable.

Recapitalization Agreement

      On October 16, 1997, the Company entered into a Recapitalization Agreement with

Meyer-Zall, Tandilly Company Ltd., East Church Limited, Omaha Investments Ltd., Interderm Limited, Benson Holdings Ltd., William A. Forster, Gary Spielfogel, Marc Falkin and Adele Folk. Under the terms of the Agreement, in consideration of a payment in the aggregate amount of $200,000 and certain commitments with respect to registration of a portion of their remaining shares, Meyer-Zall, East Asia, Tandilly, East Church, Omaha, Interderm and Benson, who in the aggregate held 5,828,013 shares of the Company's Common Stock, agreed to a redemption and cancellation of an aggregate of 3,524,557 shares. As part of the Recapitalization Agreement, which closed in February 1998, a prior voting trust agreement with William A. Forster and certain other agreements were terminated.

      In addition, as part of the Recapitalization Agreement, William Forster, Gary Spielfogel, Marc Falkin and Adele Folk agreed to a cancellation of an aggregate of 400,000 stock options and Mr. Forster has agreed to amend certain bonus provisions in his prior employment agreement.

Loans To and From Officers and Directors

      The Company made a loan in the sum of $22,500 to a corporation controlled by William A. Forster, the Chief Executive Officer and Chairman of the Board. Repayment of the loan, together with interest at the rate of ten (10%) percent per annum, is due and payable on December 31, 1999.

      In November 1997, the Company received an aggregate of $550,000 of short-term bridge loans. $100,000 of the loans came from a family partnership of Dr. Sanford G. Bluestein, a Director of the Company, $100,000 of the loans came from Westby Rogers, who became a Director in June 1999, $125,000 of the loans came from William A. Forster, the Company's Chief Executive Officer, President and Chairman of the Board, $50,000 came from Eugene Miller, a Director and $25,000 came from Marc Falkin, Senior Vice President. Dr. Bluestein's loan was repaid to him together with 18% interest in December 1997, Mr. Rogers loan was repaid to him together with 18% interest in June 1998, Mr. Forster's loan was repaid to him together with 18% interest in February 1998 and June 1998, Mr. Miller's loan was repaid to him with 18% interest in June 1998 and Mr. Falkin's loan was repaid to him together with 18% interest in June 1998. In addition, each bridge lender received warrants to purchase shares of common stock at a purchase price of $3.50 per share at any time up to June 2003. The amount of Warrants was based on the period of time in which the loan was outstanding. Dr. Bluestein received 7,000 warrants, Mr. Rogers received 48,068 warrants, Mr. Forster received 19,869 warrants, Mr. Miller received 24,036 warrants and Mr. Falkin received 10,558 warrants.

      In December 1997, the Company advanced approximately $17,800 to companies affiliated with the President, which was repaid during 1998.

Issuances of Unregistered Securities

      In connection with 1997 Preferred Stock Private Placement, the Company issued to Delta Equity Services Corporation and Roundhill Securities, Inc., the placement and selling agents and their affiliates, warrants to purchase 7,586.25 shares of Convertible Preferred Stock were issued to placement and selling agents, with an exercise price of $30 per share, and are exercisable for the five year period ending July 2002. Each share of Preferred Stock is convertible into 10 shares of Common Stock at $3.50 per share, and 10 warrants, each warrant to purchase one share of Common Stock at $6.50 per share. Mr. Lawrence D. Russell, who is presently a Director of the Company, was a registered representative of Delta Equity Services Corporation, and received 2,152.50 warrants.

      During July 1997, in connection with an agreement with a financial advisor, the Company issued warrants to six (6) persons purchase an aggregate of 50,000 shares of Common Stock at $4.75 per share, exercisable for the period ending July 2002. Mr. Lawrence D. Russell, who is presently a Director of the Company, received 25,750 warrants.

      In connection with October 1997 Private Placement, the Company raised gross proceeds of $1,088,300. Placement agent commissions aggregated $113,188. Brookstreet Securities Corporation and Delta Equity Services Corporation acted as placement agents. Mr. Lawrence D. Russell, who is presently a Director of the Company, was a registered representative of the placement agents. In addition, the Company issued 20,180 warrants issued to placement agents and their affiliates (four (4) persons) in the 1997 October Private Placement on February 28, 1998. Mr. Russell received 6,180 warrants.

Item 8. Description of Securities

General

      Under the Company's Articles of Incorporation, the Company is authorized to issue 51,000,000 shares of capital stock, comprised of 50,000,000 shares of Common Stock, par value $.001 per share and 1,000,000 shares of Preferred Stock, par value $.001 per share.

Common Stock

      As of September 22, 1999, 5,853,371 shares of the Company's common stock, $.001 par value per share ("Common Stock") were outstanding, inclusive of an aggregate of 249,820 shares of Common Stock issuable on conversion of Preferred Stock effected on March 31, 1999, for which certificates have not yet delivered.

      Each shareholder is entitled to one vote for each share of Common Stock owned of record. The holders of shares of Common Stock do not possess cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors, and in such event the holders of the remaining shares will be unable to elect any of the Company's directors. Holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. Upon the liquidation, dissolution, or winding up of the Company, the assets legally available for distribution to the shareholders will be distributable ratably among the holders of the shares outstanding at the time. Holders of the shares of Common Stock have no preemptive, conversion, or subscription rights, and shares are not subject to redemption. All outstanding shares of Common Stock will be fully paid and non-assessable.

Preferred Stock

      Under its Articles of Incorporation, the Company is authorized to issue preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors will be empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change of control of the Company. There are presently no shares of preferred stock outstanding.

Common Stock Purchase Warrants

      In connection with the Company's 1996 Private Offering, the Company issued 580,000 warrants. Each warrant entitles the holder to purchase at any time during a period of three (3) years, commencing on July 9, 1996, one (1) share of common stock at a price of $5.00 per share. In July 1999, the Company extended the expiration date of the warrants for a period of one year, until July 9, 2000. The warrants may be redeemed by the Company on 30 days' prior notice at a price of ten cents per warrant at any time during the warrant exercise period, if a Registration Statement covering the resale of the shares of common stock, issuable upon exercise of the warrants, is effective with the Securities and Exchange Commission as of that date.

      In connection with the conversion of the outstanding shares of the Series A Preferred Stock as of March 31, 1999, in addition to receipt of ten shares of Common Stock, the holders received ten Common Stock Purchase Warrants. Each Warrant entitles the holder thereof to purchase at any time during a period of five years commencing on the date of issuance (the "Warrant Exercise Period"), ten shares of Common Stock. Each Warrant may be exercised for a price of $6.50 per share. The Warrants may be redeemed by the Company upon 30 days prior written notice at a price of $.10 per Warrant at any time during the Warrant Exercise Period, if a Registration Statement covering the resale of the shares of Common Stock issuable upon exercise of the Warrants is effective with the Securities and Exchange Commission as of that date.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters


      The Company's shares of Common Stock are traded over-the-counter and quoted in the over-the-counter Electronic Bulletin Board on a limited and sporadic basis. Initially the symbol for the Common Stock was "IMXN" which was temporarily changed to "IMXNE". The Company as been advised that the symbol will automatically be changed back to IMXN on the effective date of this registration statement.

      The reported high and low bid prices for the Common Stock are as shown below for fiscal year ended December 31, 1997, fiscal year ended December 31, 1998 and for the nine months ended September 30, 1999. The quotations reflect inter-dealer prices and do not include retail mark-ups, mark-downs or commissions. The prices do not necessarily reflect actual transactions.

--------------------------------------------------------------------------------
                            High Bid                 Low Bid
--------------------------------------------------------------------------------
1997
  First Quarter             $ 5                      $ 3 1/4
  Second Quarter            $ 5                      $ 3 1/4
  Third Quarter             $ 6                      $ 4 3/4
  Fourth Quarter            $ 6                      $ 4 1/4
--------------------------------------------------------------------------------
1998
  First Quarter             $ 5 1/2                  $ 4
  Second Quarter            $ 5 1/2                  $ 3
  Third Quarter             $ 4                      $ 1 1/4
  Fourth Quarter            $ 1 7/8                  $ 5/8
--------------------------------------------------------------------------------
1999
  First Quarter             $ 3 1/2                  $ 1
  Second Quarter            $ 2 1/8                  $ 1 1/2
  Third Quarter             $ 2 1/8                  $ 1 1/4
--------------------------------------------------------------------------------


      The closing bid and asked prices of the Company's Common Stock on September 26, 1999, were 1 3/8 and 1 7/8, respectively, as quoted on the over-the-counter Electronic Bulletin Board. As of the June 16, 1999, there were 336 shareholders of record of the Company's Common Stock.

Dividends

      The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain future earnings to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on the Company's earnings, capital requirements, expansion plans, financial condition and other relevant factors.

      Shares of Series A Preferred Stock were issued in July 1997, which accrued an annual 8% dividend, which the company paid in additional shares of Preferred Stock. Each of the shares of Preferred Stock were converted into ten (10) shares of Common Stock and ten (10) warrants to purchase Common Stock in March 1999.

Transfer Agent

      The Transfer Agent of the Company's Common Stock is Interwest Transfer Co., Inc., 1981 East Murray Holladay Road, P. O. Box 17136, Salt Lake City, Utah 84117.

Item 2. Legal Proceedings


      There are no material pending legal proceedings to which the Company is a party, or to which any of its properties or assets are subject, except as set forth below.


      In November 1999, Bioglan Pharma PLC and Bioglan Pharma, Inc. (collectively, "Bioglan") commenced an arbitration against the Company, Medicis and the LLC in which Bioglan claims damages for breach of various contractual obligations arising out of the sale of the LLC and the Exorex product line to Bioglan (American Arbitration Association, Case #50 133 00398 99).

      Specifically, Bioglan claims that Medicis, the LLC and the Company breached an Asset Purchase Agreement by transferring inventory to Bioglan which
(a) had a remaining shelf life which was less than 12 months and (b) was otherwise unmarketable. It is remote that the Company would bear any responsibility with regard to the first claim. The Asset Purchase Agreement specified that Bioglan was to take title to all inventory which had a shelf life greater than 12 months and the Company was to take title to inventory which had a shelf life of 12 months or less. However, the products were warehoused together. Management of the Company believes that Medicis, under an interim management agreement with Bioglan, filled Bioglan orders with the Company's inventory. In addition, the Company has filed a counterclaim in the arbitration against Bioglan for damages relating to the conversion of this property.

      In the second claim, Bioglan seeks unspecified damages from the Company, Medicis and the LLC because it claims that the inventory which it received had not been properly stored and was therefore unmarketable. Bioglan alleges that the products should have been kept in cold storage. Management of the Company is of the belief that this claim does not has any merit, as the management was never advised by the manufacturer, Meyer-Zall Laboratories of South Africa, of any requirement of cold storage for the product. The Company intends to vigorously defend this matter. However, management cannot asses the likelihood of an unfavorable outcome ,or the range of potential loss, if any, which might result from this claim.

Item 3. Changes In and Disagreements With Accountants

      Not applicable.

Item 4. Recent Sales of Unregistered Securities

      1996 Private Placement

      In July 1996, the Company issued an aggregate of 580,000 shares of Common Stock and 580,000 Warrants to purchase common stock to forty-three (43) investors, pursuant to the terms of a private placement memorandum dated February 9, 1996 (the "1996 Private Placement"). Each investor warranted and represented to the Company in connection with their subscriptions for the aforementioned securities that they were purchasing the securities for investment and not with a view towards distribution. The offering was conducted without a general solicitation or advertisement, was made solely to sophisticated investors or accredited investors (as defined in Rule 501 of Regulation D) and accordingly, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, pursuant to the provisions of Section 4(2) of the Securities Act and Regulation D, promulgated thereunder.

      In connection with 1996 Private Placement, Euro-Atlantic Securities, Inc. acted as the placement agent on a best efforts basis. The Company raised gross proceeds of $1,450,000, paid placement agent commissions of $145,000, and issued 58,000 warrants to Euro-Atlantic Securities, Inc. to purchase 58,000 shares of Common Stock and 58,000 warrants to purchase common stock.

      1997 Preferred Stock Private Placement

      On February 28, 1997, the Company offered to sell, through a private placement, 200 units at a price of $25,000 per unit without any requirement that a specified number of units be sold (the "1997 Preferred Stock Private Placement"). Each unit consisted of 1,000 shares of Series A Convertible Preferred Stock ("Preferred Stock"), $.001 par value, with a price of $25 per share. Each share of Preferred Stock was convertible into 10 shares of Common Stock and 10 Common Stock Purchase Warrants. Each warrant is exercisable until July 10, 2002 and entitles the holder to purchase one share of Common Stock at a price of $6.50 per share. As of July 10, 1997, the Company sold 76,750 shares of Preferred Stock and received gross proceeds of $1,918,750 less costs of approximately $217,000. On March 31, 1999, each of the outstanding shares of this series was converted on a mandatory basis into ten shares of Common Stock and ten warrants to purchase Common Stock.

      Each investor warranted and represented to the Company in connection with their subscriptions for the aforementioned securities that they were purchasing the securities for investment and not with a view towards distribution. The offering was conducted without a general solicitation or advertisement, was made solely to accredited investors (as defined in Rule 501 of Regulation D) and accordingly, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, pursuant to the provisions of Section 4(2) of the Securities Act and Regulation D, promulgated thereunder.

      In connection with 1997 Preferred Stock Private Placement, the Company issued to Delta Equity Services Corporation and Roundhill Securities, Inc., the placement and selling agents and their affiliates (fifteen (15) persons), warrants to purchase 7,586.25 shares of Convertible Preferred Stock were issued to placement and selling agents, with an exercise price of $30 per share, and are exercisable for the five year period ending July 2002. Each share of Preferred Stock is convertible into 10 shares of Common Stock at $3.50 per share, and 10 warrants, each warrant to purchase one share of Common Stock at $6.50 per share.

      Financial Advisor Warrants

      During July 1997, in connection with an agreement with a financial advisor, the Company issued warrants to six (6) persons purchase an aggregate of 50,000 shares of Common Stock at $4.75 per share, exercisable for the period ending July 2002.

      October 1997 Private Placement

      From December 1997 through February 1998, the Company issued an aggregate of 310,941 shares of Common Stock, pursuant to the terms of a private placement memorandum dated October 30, 1997 (the "October 1997 Private Placement"). Each investor warranted and represented to the Company in connection with their subscriptions for the aforementioned securities that they were purchasing the securities for investment and not with a view towards distribution. The offering was conducted without a general solicitation or advertisement, was made solely to accredited investors (as defined in Rule 501 of Regulation D) and accordingly, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, pursuant to the provisions of Section 4(2) of the Securities Act and Regulation D, promulgated thereunder.

      In connection with October 1997 Private Placement, the Company raised gross proceeds of $1,088,300. Placement agent commissions aggregated $113,188. Brookstreet Securities Corporation and Delta Equity Services Corporation acted as placement agents. In addition, the Company issued 20,180 warrants issued to placement agents and their affiliates (four (4) persons) in the 1997 October Private Placement on February 28, 1998.

      1998 Sale to Medicis

      As a condition of the Joint Venture Agreement (See Business, Item 1), in June 1998 Medicis purchased 400,000 shares of Common Stock at the estimated fair value of $2.50 per share. Medicis was an accredited investor, and warranted and represented to the Company in connection with its purchase of the aforementioned securities that it was purchasing the securities for investment and not with a view towards distribution. The offering was conducted without a general solicitation or advertisement and accordingly, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, pursuant to the provisions of Section 4(2) of the Securities Act and Regulation D, promulgated thereunder.

      1998 Miscellaneous

      On July 29, 1998, the Company issued 14,286 shares of its Common Stock to Dr. Marta Rendon in connection with her services as a finder for the Company. On or about that same date, the Company granted to Dr. Spencer Kellogg 25,000 stock options at an exercise price of $3.00 per share, with all options expiring 2003 in connection with his services to the Company's subsidiary, Sarah J., Inc. In addition, the Company granted 6,000 stock options to R.F. Technology Consultants, which options are exercisable at $2.00 per share for a period of five years, with 3,000 stock options vesting upon the completion of each of the products listed in an agreement between the Company and R.F. Technology Consultants. These options were granted in connection with R.F. Technology Consultants' preparation and development of seven products for the Company's subsidiary, Sarah J., Inc. The foregoing issuances were conducted without a general solicitation or advertisement to sophisticated investors, and accordingly, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, pursuant to the provisions of Section 4(2) of the Securities Act and Regulation D, promulgated thereunder.

Item 5. Indemnification of Directors and Officers

      Pursuant to ss.16-10a-902 of the Utah Revised Business Corporation Act and our Company's Articles of Incorporation, as amended, we may indemnify an individual made a party to a proceeding because he is or was a director, against liability incurred in the proceeding if: (i) his conduct was in good faith; (ii) he reasonably believed that his conduct was in, or not opposed to, the Corporation's best interest; and (iii) in the case of criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The indemnification provided herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

      We may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of our Company or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not our Company would have the power to indemnify him against such liability under the provisions of the Utah Revised Business Corporation Act or of these by-laws.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of our Company pursuant to the above-described provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by the director, officer or controlling person of our Company the most successful defense in any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    PART F/S

      The financial statements and supplementary data are included herein.

Financial Statements and Exhibits


      The following consolidated financial statements of the Company, include the audited balance sheet at December 31, 1998 and the related audited statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 1998 and the unaudited balance sheet at September 30, 1999 and the related unaudited statements of operations, changes in stockholders' equity, and cash flows for each of the nine months ended September 30, 1999 and September 30, 1998.


                            IMX PHARMACEUTICALS, INC.

                                    CONTENTS

                                                                            Page
                                                                            ----

      Report of Independent Certified Public Accountants                     F-3

      Consolidated Balance Sheets                                            F-4

      Consolidated Statements of Operations                                  F-6

      Consolidated Statements of Stockholders' Equity                        F-7

      Consolidated Statements of Cash Flows                                  F-9

      Notes to Consolidated Financial Statements                            F-10

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries

                            ====================================================


                                               Consolidated Financial Statements
                            Nine Month Periods Ended September 30, 1998 and 1999
                                          Years Ended December 31, 1997 and 1998

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries

                                                                        Contents

================================================================================

            Report of Independent Certified Public Accountants               F-3

            Consolidated Financial Statements

                  Balance Sheets                                        F-4 to 5

                  Statements of Operations                                   F-6

                  Statements of Changes in Stockholders' Equity         F-7 to 8

                  Statements of Cash Flows                                   F-9

                  Notes to Financial Statements                       F-10 to 35

Report of Independent Certified Public Accountants

To the Board of Directors of
IMX Pharmaceuticals, Inc.
Boca Raton, Florida

We have audited the accompanying consolidated balance sheets of IMX Pharmaceuticals, Inc. and subsidiaries (the "Company") as of December 31, 1997 and 1998 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of IMX Pharmaceuticals, Inc. and subsidiaries as of December 31, 1997 and 1998 and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

West Palm Beach, Florida                                        BDO Seidman, LLP
April 21, 1999

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries

                                                     Consolidated Balance Sheets

================================================================================


                                                                                                         (Unaudited)
                                                                                    December 31,        September 30,
                                                                             ------------------------   ------------
                                                                                   1997          1998        1999
--------------------------------------------------------------------------------------------------------------------
Assets

Current Assets:
      Cash and cash equivalents                                              $   25,306    $  623,860   $3,274,720
      Securities available for sale (Note 5)                                         --     1,689,200       52,214
      Accounts receivable, net of allowance for doubtful accounts of
            $10,000, $13,647, and $0                                          1,159,136       194,405      229,634
      Inventory (Note 6)                                                      1,300,054       160,152      447,191
      Loan receivable - related party (Note 17)                                      --       120,000           --
      Prepaid expenses and other                                                 68,875        38,858      127,322
--------------------------------------------------------------------------------------------------------------------

Total current assets                                                          2,553,371     2,826,475    4,131,081
--------------------------------------------------------------------------------------------------------------------

Property and equipment, net (Note 7)                                            109,460       119,176      138,127
--------------------------------------------------------------------------------------------------------------------

Other assets:
      Deposits and other                                                        111,720        42,720        2,502
      Licensing and supply agreements, net (Note 8)                           1,053,593        44,598           --
      Investment in and advances to unconsolidated subsidiary (Note 9)               --       348,016           --
--------------------------------------------------------------------------------------------------------------------

Total other assets                                                            1,165,313       435,334        2,502
--------------------------------------------------------------------------------------------------------------------

                                                                             $3,828,144    $3,380,985   $4,271,710
====================================================================================================================


                    See accompanying notes to consolidated financial statements.

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries

                                                     Consolidated Balance Sheets

================================================================================


                                                                                                    (Unaudited)
                                                                             December 31,          September 30,
                                                                     --------------------------    -------------
                                                                            1997           1998           1999
----------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity

Current Liabilities:
      Accounts payable                                               $   588,217    $   267,208    $   272,981
      Accrued expenses                                                   171,378        214,414        227,570
      Recourse obligation (Note 11)                                           --        269,705             --
      Supply agreement payable (Note 8)                                   50,000             --             --
      Notes payable (Note 12)                                            295,158             --             --
----------------------------------------------------------------------------------------------------------------

Total current liabilities                                              1,104,753        751,327        500,551
----------------------------------------------------------------------------------------------------------------

Long-term Liabilities:
      Supply agreement payable (Note 8)                                  950,999             --             --
----------------------------------------------------------------------------------------------------------------

Commitments and contingencies (Notes 9, 11, 13 and 18)                        --             --             --
----------------------------------------------------------------------------------------------------------------

Redeemable common stock (Note 13)                                             --         70,000             --
----------------------------------------------------------------------------------------------------------------

Stockholders' equity (Notes 13, 14, 15, 16 and 18):
      Series A convertible preferred stock  $.001 par value,
            1,000,000 shares authorized; 76,750, 86,424 and
            0 shares issued and outstanding                                   77             86             --
      Common stock, $.001 par value, 50,000,000 shares
            authorized, 7,741,166, 8,728,108 and 9,634,707 shares
            issued; 4,216,609, 5,003,351 and 5,813,951 outstanding         7,741          8,728          9,635
      Additional paid-in capital                                       4,662,168      7,780,988      7,941,023
      Deficit                                                         (2,697,594)    (4,883,487)    (3,626,442)
      Treasury stock, at cost - 3,524,557, 3,724,757 and
            3,820,756 shares                                            (200,000)      (357,657)      (553,057)
      Accumulated other comprehensive income                                  --         11,000             --
----------------------------------------------------------------------------------------------------------------

Total stockholders' equity                                             1,772,392      2,559,658      3,771,159
----------------------------------------------------------------------------------------------------------------

                                                                     $ 3,828,144    $ 3,380,985    $ 4,271,710
================================================================================================================


                    See accompanying notes to consolidated financial statements.

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries

                                           Consolidated Statements of Operations

================================================================================


                                                                                           (Unaudited)
                                                             Years Ended               Nine Months Ended
                                                             December 31,                 September 30,
                                                     --------------------------    --------------------------
                                                            1997           1998           1998           1999
---------------------------------------------------------------------------------------------------------------
Net sales                                            $ 4,344,907    $ 3,942,371    $ 2,957,159    $   202,842

Cost of sales (Note 17)                                1,021,014      1,106,261        883,964         70,965
---------------------------------------------------------------------------------------------------------------

      Gross profit                                     3,323,893      2,836,110      2,073,195        131,877
---------------------------------------------------------------------------------------------------------------

Operating expenses:
      Selling                                          1,357,234      1,594,588      1,380,807        819,698
      Advertising                                      1,131,986      1,006,557        759,658        162,838
      General and administrative                       1,365,012      1,412,841      1,079,201      1,265,770
      Supply agreement impairment loss (Note 8)               --        884,199             --         44,598
      Depreciation and  amortization                      44,064        172,106         87,465         38,954
---------------------------------------------------------------------------------------------------------------

      Total operating expenses                         3,898,296      5,070,291      3,307,131      2,331,858
---------------------------------------------------------------------------------------------------------------

Loss from operations                                    (574,403)    (2,234,181)    (1,233,936)    (2,199,981)

Other income (expenses):
      Equity in earnings (loss) of unconsolidated
            subsidiary (Note 9)                               --         81,474        131,510        (12,887)
      Gain on sale of investment in unconsolidated
            subsidiary (Note 9)                               --             --             --      3,357,734
      Other                                               (5,618)       135,664         87,050        155,579
---------------------------------------------------------------------------------------------------------------

Net (loss) income before income taxes                   (580,021)    (2,017,043)    (1,015,376)     1,300,445

Provision for income taxes (Note 10)                          --             --             --             --
---------------------------------------------------------------------------------------------------------------

Net (loss) income                                       (580,021)    (2,017,043)    (1,015,376)     1,300,445

Dividends on preferred stock
      (Note 13)                                         (840,496)      (168,850)      (114,750)       (43,400)
---------------------------------------------------------------------------------------------------------------

Net (loss) income available to common
      Stockholders                                   $(1,420,517)   $(2,185,893)   $(1,130,126)   $ 1,257,045
===============================================================================================================

Weighted average number of shares of
      common stock outstanding
            Basic                                      6,995,622      4,879,622      4,761,356      5,281,948
            Diluted                                    6,995,622      4,879,622      4,761,356      5,612,696
===============================================================================================================

Net (loss) income per common share - (Note 16)
            Basic                                    $      (.20)   $      (.45)   $      (.24)   $       .24
            Diluted                                  $      (.20)   $      (.45)   $      (.24)   $       .22
===============================================================================================================


                    See accompanying notes to consolidated financial statements.

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries

                      Consolidated Statements of Changes in Stockholders' Equity

================================================================================

                                  Preferred Stock     Common Stock
                                  ---------------  -----------------                                       Accumulated
                                   Number             Number          Additional                                 Other        Total
                                       of                 of             Paid-in               Treasury  Comprehensive Stockholders'
                                   Shares  Amount     Shares  Amount     Capital      Deficit     Stock         Income       Equity
====================================================================================================================================
Balance,December  31, 1996             --  $   --  7,738,666  $7,738  $1,596,801  $(1,277,077) $     --    $        --  $   327,462
Comprehensive income:
  Net loss                             --      --         --      --          --     (580,021)       --             --     (580,021)
                                                                                                                        -----------
Total comprehensive income (loss)      --      --         --      --          --           --        --             --     (580,021)
Preferred stock:
  Net proceeds from sale           76,750      77         --      --   1,702,121           --        --             --    1,702,198
  Dividends declared                   --      --         --      --      72,996      (72,996)       --             --           --
  Deemed dividends                     --      --         --      --     767,500     (767,500)       --             --           --
Purchase of treasury stock             --      --         --      --          --           --  (200,000)            --     (200,000)
Exercise of common stock options       --      --      2,500       3       6,247           --        --             --        6,250
Compensation - fair value of
  common stock options and
  warrants issued to
  non-employees                        --      --         --      --     214,810           --        --             --      214,810
Original issue discount for fair
  value of warrants issued
  with notes payable                   --      --         --      --     141,121           --        --             --      141,121
Net proceeds from common stock
  subscriptions                        --      --         --      --     160,572           --        --             --      160,572
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997         76,750      77  7,741,166   7,741   4,662,168   (2,697,594) (200,000)            --    1,772,392
Comprehensive income:
  Net loss                             --      --         --      --          --   (2,017,043)       --             --   (2,017,043)
  Other comprehensive income -
     unrealized gain on
     securities available
     for sale                          --      --         --      --          --           --        --         11,000       11,000
                                                                                                                        -----------
Total comprehensive income (loss)      --      --         --      --          --           --        --             --   (2,006,043)
Preferred stock dividends
  declared                          9,674       9         --      --     168,841     (168,850)       --             --           --
Purchase of treasury stock             --      --         --      --          --           --  (157,657)            --     (157,657)
Compensation - fair value of
  common stock options issued to
  non-employees                        --      --         --      --      78,332           --        --             --       78,332
Issuance of common stock for
  consulting service                   --      --     24,286      24      96,176           --        --             --       96,200
Issuance of common stock to
  settle supply agreement payable      --      --    271,714     272     950,727           --        --             --      950,999
Original issue discount for fair
  value of warrants issued with
  notes payable                        --      --         --      --     108,595           --        --             --      108,595
Net proceeds from sale of common
  stock                                --      --    710,941     711   1,786,129           --        --             --    1,786,840
Reclassification of redeemable
  common stock                         --      --    (19,999)    (20)    (69,980)          --        --             --      (70,000)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998         86,424      86  8,728,108   8,728   7,780,988   (4,883,487) (357,657)        11,000    2,559,658

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries

                      Consolidated Statements of Changes in Stockholders' Equity

================================================================================


                                  Preferred Stock     Common Stock
                                  ---------------  ----------------                                      Accumulated
                                   Number             Number        Additional                                 Other          Total
                                       of                 of           Paid-in                Treasury  Comprehensive  Stockholders'
                                   Shares  Amount     Shares Amount    Capital      Deficit      Stock         Income        Equity
====================================================================================================================================
Balance, December 31, 1998         86,424  $   86  8,728,108 $8,728 $7,780,988  $(4,883,487) $(357,657)      $ 11,000   $ 2,559,658
Nine months ended September 30,
   1999 (Unaudited)
Comprehensive income:
   Net income                          --      --         --     --         --    1,300,445         --             --     1,300,445
   Change in other comprehensive
      income                           --      --         --     --         --           --         --        (11,000)      (11,000)
                                                                                                                        ------------
Total comprehensive income             --      --         --     --         --           --         --             --     1,289,445
Preferred stock dividends
   declared                         1,736       2         --     --     43,398      (43,400)        --             --            --
Compensation -fair value of
   common stock options issued
   to non-employees                    --      --         --     --     42,456           --         --             --        42,456
Conversion of preferred stock to
   common stock                   (88,160)    (88)   881,600    882       (794)          --         --             --            --
Exercise of common stock options       --      --      5,000      5      4,995           --         --             --         5,000
Transfer of redeemed common stock
   to treasury stock                   --      --     19,999     20     69,980           --    (70,000)            --            --
Conversion of loan receivable to
   treasury stock                      --      --         --     --         --           --   (125,400)            --      (125,400)
------------------------------------------------------------------------------------------------------------------------------------

Balance, September 30, 1999
   (Unaudited)                         --  $   --  9,634,707 $9,635 $7,941,023  $(3,626,442) $(553,057)      $     --   $ 3,771,159
====================================================================================================================================


                    See accompanying notes to consolidated financial statements.

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries

                                           Consolidated Statements of Cash Flows

================================================================================


                                                                                                                 (Unaudited)
                                                                                     Years Ended              Nine Months Ended
                                                                                     December 31,               September 30,
                                                                              -------------------------   -------------------------
                                                                                     1997          1998          1998          1999
------------------------------------------------------------------------------------------------------------------------------------
Operating Activities:
      Net (loss) income                                                       $  (580,021)  $(2,017,043)  $(1,015,376)  $ 1,300,445
      Adjustments to reconcile net (loss) income to net cash (used) provided by operating activities:
         Depreciation and amortization                                             44,064       172,106        87,465        38,954
         Provision of doubtful accounts                                            10,000         3,647        49,923       (13,647)
         Deferred income taxes                                                         --            --            --       (25,000)
         Amortization of original issue discount                                   64,279       185,437       185,437            --
         Compensation, fair value of stock, stock options and warrants            105,560       174,532       163,377        42,456
         Equity in loss (net of accretion) of unconsolidated subsidiary                --        (3,628)      (89,864)       12,887
         Gain on sale of investment in unconsolidated subsidiary                       --            --            --    (3,357,734)
         Impairment loss on supply and licensing agreements                            --       884,199            --        44,598
         Changes in assets and liabilities:
            Decrease (increase) in accounts receivable                           (991,649)    1,166,456     1,624,629        43,310
            Decrease ( increase) in inventory                                  (1,071,893)    1,204,235     1,299,782      (351,372)
            Increase in prepaid expenses                                           (1,287)      (15,530)      (57,500)     (104,743)
            Decrease (increase) in deposits                                       (19,574)      104,704       142,142        51,097
            Decrease in other assets                                                2,908        17,839        20,434            --
            (Decrease) increase in accounts payable and accrued expenses          511,523      (672,361)     (788,063)      207,247
------------------------------------------------------------------------------------------------------------------------------------

Net cash (used) provided by operating activities                               (1,926,090)    1,204,593     1,622,386    (2,111,502)
------------------------------------------------------------------------------------------------------------------------------------

Investing Activities:
      Purchase of furniture and equipment                                         (77,749)      (65,022)      (50,424)      (57,905)
      Loan to related party                                                            --      (120,000)     (120,000)           --
      Proceeds from sale of investment in unconsolidated subsidiary                    --            --            --     3,189,281
------------------------------------------------------------------------------------------------------------------------------------

Net cash (used) provided by investing activities                                  (77,749)     (185,022)     (170,424)    3,131,376
------------------------------------------------------------------------------------------------------------------------------------

Financing Activities:
      Net proceeds (repayments) under notes payable                               314,500      (372,000)     (372,000)           --
      Proceeds from sale of preferred stock                                     1,702,198            --            --            --
      Proceeds from sale of common stock                                          160,572     1,786,840     1,786,840            --
      Purchase of securities available for sale                                        --    (1,678,200)           --       (52,214)
      Proceeds from maturity of securities                                             --            --            --     1,678,200
      Proceeds from exercise of common stock options                                6,250            --            --         5,000
      Purchase of treasury stock                                                 (200,000)     (157,657)           --            --
------------------------------------------------------------------------------------------------------------------------------------

Net cash provided (used) by financing activities                                1,983,520      (421,017)    1,414,840     1,630,986
------------------------------------------------------------------------------------------------------------------------------------

Net (decrease) increase in cash and cash equivalents                              (20,319)      598,554     2,866,802     2,650,860
Cash  and cash equivalents - beginning of period                                   45,625        25,306        25,306       623,860
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents - end of period                                     $    25,306   $   623,860   $ 2,892,108   $ 3,274,720
====================================================================================================================================

Supplemental Schedule of Cash Flow Information:
      Cash paid for interest                                                  $    11,690   $    38,265   $    38,265   $    12,405
      Cash paid for income taxes                                                       --            --            --        19,264
====================================================================================================================================

Supplemental Schedule of Noncash Activities:
      Common stock issued to settle supply agreement payable                  $        --   $   950,999   $   950,999   $        --
      Acquisition of supply agreement for payable                               1,000,999            --            --            --
      Dividends on preferred stock:
         Preferred stock issued in lieu of cash for dividends payable on
            preferred stock                                                        72,996       168,850       114,750        43,400
         Deemed dividend                                                          767,500            --            --            --
      Contribution of non-cash assets to unconsolidated subsidiary                     --         5,194         5,194            --
      Conversion of loan receivable to treasury stock                                  --            --            --       125,400
      Conversion of preferred stock to common stock                                    --            --            --           882
      Exchange of loan receivable to reduce licensing fees payable                 72,151            --            --            --
====================================================================================================================================


                    See accompanying notes to consolidated financial statements.

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

1. Nature of Business   IMX Pharmaceuticals, Inc. (the "Company"), formerly IMX
                        Corporation, was organized under the laws of the State of Utah on June 2, 1982. The Company changed its name to IMX Pharmaceuticals, Inc. on June 30, 1997. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

                        In 1995, the Company entered into an acquisition agreement, (the "Agreement"), with Interderm, LTD., ("Interderm"), for the assignment of the exclusive marketing and distribution rights in the United States for certain pharmaceutical products manufactured by Meyer-Zall Laboratories of South Africa, ("Meyer-Zall"). The products included, Exorex, an over-the-counter psoriasis medication.

                        In connection with the Agreement, the Company also entered into an agreement with Meyer-Zall, which provides the Company with the right of first refusal for distribution rights in the United States for new pharmaceutical products developed or manufactured by Meyer-Zall.

                        During 1996 and 1997, the Company began a campaign to market and distribute Exorex and other related products in the retail market using capital raised in private placements.

                        Effective June 24, 1998, the Company entered into an agreement (the "Joint Venture Agreement") with various affiliates of Medicis Pharmaceutical Corporation ("Medicis") to form a joint venture, Medicis Consumer Products Company, LLC (the "LLC"), to develop and market skin care products.

                        Under the terms of the Joint Venture Agreement, Medicis contributed cash of $4,000,000 to the joint venture in return for a 51% interest. The Company contributed all of the assets, property and associated rights in connection with the Exorex product line, with an unamortized cost of approximately $5,200 in return for a 49% interest in the LLC (see Note 8).

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

1. Nature of Business   Effective June 30, 1999, the Company entered a Sale and
   (Concluded)          Transfer Agreement (the "Sale Agreement") with
                        Medicis, whereby the Company sold its 49% interest in the LLC to Medicis (Note 9).


2. Summary of           Interim Financial Statements
   Significant
   Accounting           The accompanying unaudited consolidated financial
   Policies             statements as of September 30, 1999 and for the nine
                        month periods ended September 30, 1998 and 1999 have been prepared in accordance with generally accepted accounting principles for interim financial information.
                        In the opinion of management, all adjustments consisting of normal recurring accruals considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.


                        Accounting Estimates

                        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                        Cash and Cash Equivalents

                        For purposes of reporting cash flow, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

2. Summary of           Securities Available for Sale
   Significant
   Accounting           Securities available for sale are carried at estimated
   Policies             market value. Unrealized holding gains and losses on
   (Continued)          securities available for sale are reported as a net
                        amount in a separate component of stockholders' equity until realized. Gains and losses realized from the sale of investment securities are computed by the specific-identification method.

                        Inventory

                        Inventory is stated at the lower of cost or market value. Cost is determined using the first-in, first-out method.

                        Property and Equipment

                        Property and equipment are recorded at cost.
                        Depreciation and amortization are computed using methods that approximate the straight-line method over the assets' estimated useful lives.

                        Licensing and Supply Agreements

                        Licensing and supply agreements were recorded at cost, including the estimated fair value of common stock issued by the Company to acquire the agreements. The agreements were being amortized over the estimated useful life of the agreements, which ranged from 5 to 20 years.

                        The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

                        Investment in Unconsolidated Subsidiary

                        The Company's 49% interest in the LLC was accounted for using the equity method.

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

2. Summary of           Revenue Recognition
   Significant
   Accounting           Sales are generally recorded upon shipment of goods to
   Policies             customers, except for goods shipped to certain retail
   (Continued)          customers under holdback arrangements. Under such
                        holdback arrangements, the Company has agreed to allow these retail customers to hold payment for goods shipped until a subsequent review of resales of the Company's products by the retailers. Goods shipped under the holdback arrangements are accounted for as consigned inventory until the holdback payment is received, at which time a sale is recorded.

                        Production Development Costs

                        Costs incurred for the development of new product lines are expensed as incurred.

                        Stock-Based Compensation

                        The Company accounts for stock based compensation as set forth in Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees," and discloses the proforma effect on net (loss) income and
                        (loss) income per share of adopting the full provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation". Accordingly, the Company has elected to continue using APB Opinion 25 and has disclosed in the footnotes proforma (loss) income and (loss) income per share information as if the fair value method had been applied.

                        Income Taxes

                        The Company files consolidated Federal income tax returns. Income taxes are calculated using the liability method specified by SFAS No. 109, "Accounting for Income Taxes".

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

2. Summary of           Net Income (Loss) Per Common Share
   Significant
   Accounting           Net income (loss) per common share is calculated
   Policies             according to SFAS No.128, "Earnings Per Share" which
   (Concluded)          requires companies to present basic and diluted earnings
                        per share. Net income (loss) per common share -- basic is based on the weighted average number of common shares outstanding during the year. Net income (loss) per common share -- diluted is based on the weighted average number of common shares and dilutive potential common shares outstanding during the year.

                        Convertible preferred stock, common stock options and common stock warrants are excluded from the computations of net loss per share for the years ended December 31, 1997 and 1998, and the nine months ended September 30, 1998, because the effect of their inclusion would be anti-dilutive.

                        Fair Value of Financial Instruments

                        SFAS No. 107 requires the disclosure of fair value of financial instruments. The estimated fair value amounts have been determined by the Company's management using available market information and other valuation methods. However, considerable judgment is required to interpret market data in developing the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

                        The following methods and assumptions were used in estimating fair value disclosure for financial instruments:

                        Cash and Cash Equivalents, Accounts and Loan Receivable, Accounts Payable, Accrued Expenses and Notes Payable - the carrying amounts reported in the consolidated balance sheets approximate fair value because of the short maturity of those instruments.

                        Securities Available for Sale - the fair values are based on quoted market prices at the reporting date of those or similar investments (Note 5).

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

3. Recent Accounting    In June 1997, the Financial Accounting Standards Board
   Pronouncements       (the "FASB") issued SFAS No. 130, "Reporting
                        Comprehensive Income" which became effective in 1998.
                        SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements.
                        The Company adopted SFAS No. 130 on January 1, 1998.

                        In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" which became effective in 1998. SFAS No. 131 establishes standards for the way public enterprises are to report operating segments in annual financial statements and requires reporting of selected information about operating segments in interim reports. The Company's adoption of SFAS No. 131 did not effect the Company's consolidated financial statements.

                        In April 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5, "Reporting for the Costs of Start - Up Activities", ("SOP 98-5"). The Company is required to expense all start-up costs related to new operations as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP 98-5 is adopted. The Company's adoption of SOP 98-5 did not have a material impact on its financial position or results of operations.

                        In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company is required to adopt SFAS 133, as amended by SFAS 137, for the year ending December 31, 2001. SFAS 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because the Company currently holds no derivative financial instruments and does not currently engage in hedging activities, adoption of SFAS 133 is expected to have no material impact on the Company's financial condition or results of operations.

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

4. Exorex Product       The accompanying consolidated pro forma statement of
   Line Pro Forma       operations for the year ended December 31, 1998
   Information          illustrates the effect on the statement of operations
                        had the Joint Venture Agreement of June 24, 1998 (Note
                        1), and the Consulting Agreement (Note 9) occurred effective January 1, 1998. The pro forma statement of operations sets out revenue and expenses related to the Exorex product line for the period from January 1, 1998 to June 24, 1998, and adjusts for the equity in earnings from unconsolidated subsidiary that the LLC would have contributed to the Company during that same period. This statement of operations has been prepared to substantially comply with rules and regulations of the Securities and Exchange Commission.

Unaudited Pro Forma Consolidated Statement of Operations
Year Ended December 31, 1998
-------------------------------------------------------------------------------------------
                                      Historical        Exorex
                                    Statement of       Product
                                      Operations          Line    Adjustment     Pro Forma
-------------------------------------------------------------------------------------------
Net sales                            $ 3,942,371   $(3,745,994)    $      --   $   196,377
Cost of sales                          1,106,261      (953,263)           --       152,998
-------------------------------------------------------------------------------------------

Gross profit                           2,836,110    (2,792,731)           --        43,379
-------------------------------------------------------------------------------------------

Operating Expenses:
   Selling                             1,594,588      (989,817)           --       604,771
   Advertising                         1,006,557      (744,091)           --       262,466
   General and administrative          1,412,841      (614,795)           --       798,046
   Supply agreement impairment loss      884,199            --            --       884,199
   Depreciation and amortization         172,106       (30,000)           --       142,106
-------------------------------------------------------------------------------------------

Total operating expenses               5,070,291    (2,378,703)           --     2,691,588
-------------------------------------------------------------------------------------------

(Loss) income from operations         (2,234,181)     (414,028)           --    (2,648,209)

Other income (expenses):
   Equity in earnings (loss) of
      unconsolidated subsidiary           81,474            --      (240,850)     (159,376)
   Other                                 135,664        (2,565)           --       133,099
-------------------------------------------------------------------------------------------

Net (loss) income                     (2,017,043)     (416,593)     (240,850)   (2,674,486)

Dividends on preferred stock            (168,850)           --            --      (168,850)
-------------------------------------------------------------------------------------------

Net (loss) income applicable to
   common stockholders               $(2,185,893)  $  (416,593)    $(240,850)  $(2,843,336)
===========================================================================================

Weighted average number of shares
   of common stock outstanding         4,879,622                                 4,879,622
===========================================================================================

Net loss per common share - basic
   and diluted                       $     (0.45)                              $     (0.58)
===========================================================================================

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

4. Exorex Product       The adjustment assumes the provisions of the Joint
   Line Pro Forma       Venture Agreement were in place for the period January
   Information          1, 1998 through June 24, 1998, and includes a 12%
   (Concluded)          management fee expense on net sales ($449,500),
                        management fee income of $224,750 to the Company, and 49% of the equity in loss of the product line, after the $449,500 management fee expense ($16,100), for a total of $240,850.

5. Securities           Securities available for sale consist of Federal Home
   Available            Loan Bank discount notes that matured in January, 1999.
   For Sale             At December 31, 1998, the estimated market value of
                        $1,689,200 of these securities exceeded their cost basis by $11,000.

6. Inventory            Inventory consists of the following:


                                                 December 31,      September 30,
                                          -------------------------------------
                                                 1997         1998         1999
--------------------------------------------------------------------------------

Finished goods                            $   644,628  $    64,333  $   174,982
Raw materials                                 480,262           --       11,109
Packaging supplies                            175,164       95,819      261,100
--------------------------------------------------------------------------------

                                          $ 1,300,054  $   160,152  $   447,191
================================================================================



                        At December 31, 1997 and 1998, and September 30, 1999, finished goods inventory included approximately $380,000, $64,000 and $0, respectively, of goods shipped to retail customers on consignment.

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

7. Property and         Property and equipment consists of the following:
   Equipment


                                                 December 31,      September 30,
                                          -------------------------------------
                                                 1997         1998         1999
--------------------------------------------------------------------------------

Computer and office
   equipment                              $   113,080  $   163,457  $   212,257
Furniture, fixtures and
   improvements                                55,137       66,980       76,085
--------------------------------------------------------------------------------

                                              168,217      230,437      288,342
Accumulated depreciation
   and amortization                            58,757      111,261      150,215
--------------------------------------------------------------------------------

                                          $   109,460  $   119,176  $   138,127
================================================================================


8. Licensing and        Licensing and supply agreements consisted of the
   Supply Agreements    following:


                                                 December 31,      September 30,
                                          -------------------------------------
                                                 1997         1998         1999
--------------------------------------------------------------------------------


Supply agreement                          $ 1,000,999  $        --  $        --
Licensing agreements                           56,021       50,000           --
--------------------------------------------------------------------------------

                                            1,057,020       50,000           --
Accumulated amortization                        3,427        5,402           --
--------------------------------------------------------------------------------

                                          $ 1,053,593  $    44,598  $        --
================================================================================

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

8. Licensing and        On September 30, 1997, the Company entered into an
   Supply Agreements    agreement with a term of five years with IGI, Inc.
   (Concluded)          ("IGI") to acquire exclusive rights to market IGI's skin
                        care products, in exchange for $50,000 in cash and $950,999 of the Company's Common Stock (See Note 13). A supply agreement payable of $1,000,999 was recorded as of December 31, 1997, which was paid during March 1998, with cash and Common Stock as described above. During
                        1998, approximately $116,800 of amortization expense was recorded beginning with the first order of goods in May
                        1998. Effective December 31, 1998, due to limited sales of such products, management cancelled this product line, and recorded an impairment loss of $884,199.

                        During 1998, the Company contributed its licensing rights to Exorex with an unamortized cost of approximately $5,200 in exchange for a 49% interest in the LLC (Notes 1 and 9).

9. Unconsolidated       The Company had a 49% ownership interest in the LLC
   Subsidiary           (Note 1), a skin care joint venture located in Phoenix,
                        Arizona, which was sold effective June 30, 1999.


                                                    December 31,   September 30,
                                                 ------------------------------
                                                 1997         1998        1999
                        --------------------------------------------------------


                        Company's share of net
                              loss on LLC        $  -     $(96,970)       $  -
                        Investment in LLC           -      105,792           -
                        Advances to LLC             -      339,194           -
                        --------------------------------------------------------

                                                 $  -     $348,016        $  -
                        ========================================================

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

9. Unconsolidated       At December 31, 1998, the unaccreted excess of the
   Subsidiary           Company's equity in the underlying net assets of the LLC
   (Concluded)          over its investment at the date of acquisition was
                        approximately $1,859,000, which was netted against the investment for balance sheet presentation purposes. The excess was being accreted to income over a ten year period. During 1998 and the nine months ended September
                        30, 1999, approximately $100,600 and $97,700,
                        respectively, of accretion was included in the caption
                        Equity in Earnings of Unconsolidated Subsidiary in the accompanying consolidated statements of operations.

                        Under the terms of a Consulting Agreement with the LLC, the Company received a management fee from the LLC of 6% of the LLC's Net Sales (as defined) for certain consulting services related to their specialized knowledge of the Exorex line. The Company recorded management fee income of approximately $159,000 and $77,000 for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively, of which approximately $77,800 and $37,600 (49%) is included in the caption Equity in Earnings of Unconsolidated Subsidiary in the accompanying consolidated statements of operations.

                        Effective June 30, 1999, the Company entered into the Sale Agreement with Medicis, whereby the Company sold its 49% interest in the LLC to Medicis. The Company received $3,600,000 on July 1, 1999 for its interest and has recorded a gain of approximately $3,358,000 from the sale, net of the Company's basis of ($36,000) and expenses of approximately $278,000.

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

10. Income Taxes        The provision for income taxes in the consolidated
                        statements of operations is as follows:


                              Years Ended                Nine Months Ended
                              December 31,                  September 30,
                       ------------------------      -------------------------
                            1997           1998           1998            1999
--------------------------------------------------------------------------------


Current:
      Federal          $      --      $      --      $      --       $  25,000
      State                   --             --             --              --
--------------------------------------------------------------------------------


                              --             --             --          25,000
--------------------------------------------------------------------------------


Deferred
      Federal                 --             --             --         (25,000)
      State                   --             --             --              --
--------------------------------------------------------------------------------


                              --             --             --         (25,000)
--------------------------------------------------------------------------------


                       $      --      $      --      $      --       $      --
================================================================================

                        Applicable income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate as follows:


                                        Years Ended         Nine Months Ended
                                        December 31,           September 30
                                  ---------------------   ---------------------
                                       1997        1998        1998        1999
--------------------------------------------------------------------------------

Tax (benefit) at statutory rate   $(197,200)  $(685,800)  $(345,200)  $ 442,200
Increase (decrease) in tax
    resulting from:
       State income tax, net
          of federal tax benefit    (21,100)    (73,200)    (29,400)     47,200
       Other                          3,000       3,600       2,600       9,300
       Increase (decrease) in
          valuation allowance       215,300     755,400     372,000    (498,700)
--------------------------------------------------------------------------------

Income taxes                      $      --   $      --   $      --   $      --
================================================================================

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================


10. Income Taxes        The approximate tax effects of temporary differences
    (Concluded)         that give rise to the deferred tax assets and deferred
                        tax (liabilities) are as follows:


                                                                      September
                                               December 31,               30,
                                         -------------------------    ---------
                                               1997           1998         1999
-------------------------------------------------------------------------------

Supply agreement impairment loss         $       --    $   332,700    $      --
Fair value of common stock options and
    Warrants                                 39,700         95,200      126,300
Start-up costs                                   --         97,200      139,100
Depreciation and amortization                 4,700        (26,600)     (71,700)
Other                                        13,800          6,800       12,000
Net operating loss carryforwards            532,500        840,800      641,700
-------------------------------------------------------------------------------

                                            590,700      1,346,100      847,400
Less valuation allowance                   (590,700)    (1,346,100)    (847,400)
-------------------------------------------------------------------------------

Total net deferred tax asset             $       --    $        --    $      --
===============================================================================


                        At December 31, 1997 and 1998, the Company had net operating loss carryforwards of approximately $1,415,000 and $2,234,000, respectively, for income tax purposes. Those losses are available for carryforward for periods ranging from fifteen to twenty years, and will expire beginning in 2011. Any future significant changes in ownership of the Company may limit the annual utilization of the tax net operating loss carryforwards.

11. Recourse            Effective June 18, 1998 the Company sold approximately
    Obligation          $2,509,000 of accounts receivable related to Exorex, to
                        the LLC for cash of approximately $2,259,000 (90%), and Exorex inventory with a cost of approximately $1,367,000 for cash. The LLC had the right to assign any accounts receivable not collected by August 18, 1998 back to the Company. As of December 31, 1998, the LLC had made no such assignment, however the Company recorded a recourse obligation of approximately $269,700 for the amount of accounts receivable that were uncollected. Pursuant to the Sale Agreement (Note 9), the Company was relieved of the recourse obligation effective June 30, 1999.

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

12. Notes Payable       At December 31, 1997, the Company had notes payable
                        totaling $372,000, bearing interest at 18%, to six individuals, including notes to two officers of the Company totaling $75,000 (see Note 17). In addition, for each $25,000 borrowed, the Company issued warrants with a five year exercise period from the origination date of the notes payable, to purchase 1,750 shares of the Company's common stock for $3.50 per share, for each month the notes payable were outstanding (Note 13). The
                        Company repaid all of the notes payable during 1998, and 150,598 of such warrants were issued. Using the Black-Scholes option pricing model, the fair market value of the warrants was calculated as approximately
                        $249,700 with the following assumptions: 45% volatility, 5 year expected life, and a 6% risk-free interest rate.
                        The fair value of the warrants represents an original issue discount of which approximately $64,300 and $185,400 was amortized during 1997 and 1998, respectively.

13. Capital Stock       Common Stock

                        Common Stock has one vote per share for the election of directors and all other matters submitted to a vote of stockholders. Shares of Common Stock do not have cumulative voting, preemptive, redemption or conversion rights.


                        At December 31, 1997 and 1998, and September 30, 1999, the Company has reserved 2,966,483, 3,385,856 and 3,495,716 shares of Common Stock, respectively, for issuance relating to unexpired options and warrants.

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

13. Capital Stock       1997 Private Placement
    (Continued)
                        On October 30, 1997, and as amended November 24, 1997, the Company offered to sell, through a private placement, 100 units at a price of $50,000 per unit
                        (consisting of 14,285 shares of Common Stock at $3.50 per share), with no requirement for a minimum number of units to be sold. At December 31, 1997, net proceeds of approximately $160,600 had been received ($162,500 of proceeds less expenses of approximately $1,900). The closing date of the offering was extended to February
                        28, 1998, at which time the gross proceeds totaled approximately $1,088,000 less offering costs of approximately $141,000.

                        1997 Recapitalization Agreement

                        On October 16, 1997, the Company entered into a Recapitalization Agreement with Interderm, Meyer-Zall, and certain of their affiliates (the "sellers"), whereby the Company repurchased 3,524,557 shares of the Company's Common Stock for $200,000 from the sellers. The significant terms of the agreement were as follows: the option agreements with the sellers dated January 21, 1997 for the Company's purchase of 2,359,113 shares for $1.00 per share were terminated; the January 1996 voting agreement between the sellers and the Company's President, granting voting rights of the 6,107,432 shares previously held by the sellers to the President was terminated; the President and three other officers agreed to a recission of employee stock options for the purchase of 400,000 shares of Common Stock at exercise prices ranging from $5.00 to $6.50 per share, and had $1,500,000 of proceeds from the Company's October 1997 Private Placement of Common Stock been reached, 1,000,000 shares of Common Stock owned by the sellers would be included in a planned registration statement upon completion (as defined) of the private placement.

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

13. Capital Stock       1997 Supply Agreement
    (Continued)
                        On March 20, 1998, the Company completed the supply agreement transaction with IGI (Note 8), for the issuance of 271,714 shares of Common Stock valued at $3.50 per share to IGI.

                        In August 1999, the Company entered into an agreement with IGI, whereby the Company agreed to register certain shares of Common Stock of the Company held by IGI for resale, and IGI agreed to return certain other shares of the Company's Common Stock it holds according to a schedule, commencing upon the sale of certain IGI products by the Company. No assurances can be given that any such products will be commercially acceptable.

                        1998 Stock Purchase Agreement

                        As a condition of the Joint Venture Agreement (Note 1), in June 1998 Medicis purchased 400,000 shares of Common Stock at the estimated fair value of $2.50 per share.

                        Recission Offer

                        The State of Maryland requested that the Company offer to repurchase up to 69,998 of the Company's Common Stock from residents of Maryland that purchased Common Stock in the 1997 Private Placement. The Company commenced a recission offer to repurchase these shares for $3.50 per share ending on February 26, 1999. Two stockholders with a total of 19,999 shares accepted the offer by the expiration date and were paid approximately $70,000. At December 31, 1998, $70,000 is reflected as redeemable common stock in the accompanying consolidated balance sheet. During the nine months ended September 30, 1999, the 19,999 shares of Common Stock were transferred to treasury stock.

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

13. Capital Stock       Preferred Stock
    (Concluded)
                        On February 28, 1997, the Company offered to sell, through a private placement, 200 units at a price of $25,000 per unit without any requirement that a specified number of units be sold. Each unit consisted of 1,000 shares of Series A Convertible Preferred Stock
                        ("Preferred Stock"), $.001 par value, with a price of $25 per share. The Preferred Stock accrued cumulative annual dividends of 8% per annum ($2 per share) payable quarterly. Initial dividends accrued from July 10, 1997, the date of issuance and are payable in cash or additional shares of Preferred Stock, at the option of the Company. In the event of liquidation, each holder of Preferred Stock is entitled to a liquidating distribution of $25 per share after payment of liabilities. Each share of the Preferred Stock is convertible at the option of the holder into ten shares of Common Stock (at a price of $2.50 per share) and ten warrants to purchase Common Stock. Each warrant is exercisable until July 10, 2002 and entitles the holder to purchase one share of Common Stock at a price of $6.50 per share. Holders of each share of Preferred
                        Stock are entitled to ten votes and both the common and preferred classes of stock will vote as a single class.
                        As of July 10, 1997, the Company sold 76,750 shares of
                        Preferred Stock and received gross proceeds of $1,918,750 less costs of approximately $217,000. On
                        March 31, 1999, each of the outstanding shares of this series was converted into ten shares of Common Stock and ten warrants to purchase Common Stock.

                        At December 31, 1997 and 1998, and March 31, 1999, the Company accrued dividends payable on the Preferred Stock of approximately $73,000, $169,000, and $43,400 for the period July 10, 1997 to December 31, 1997, the year ended December 31, 1998 and nine months ended September 30, 1999, respectively. The Company elected to pay the dividends, by issuing additional shares of Preferred Stock.

                        For the year ended December 31, 1997 the Company also recorded a deemed Preferred Stock dividend of $767,500 representing a $1.00 discount on conversion (from a market price of $3.50 per share at the February, 1997 offering date) on the 767,500 shares of Common Stock into which the Preferred Stock is convertible.

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

14. Stock Options       On January 21, 1996, the Company adopted a stock option
                        plan with 2,000,000 shares of Common Stock reserved for the grant of options to key employees, non-employees, officers and directors of the Company. On September 9, 1998, the Company adopted a stock option plan with 1,200,000 shares of common stock reserved for grant of options to key employees, non-employees, officers and directors of the Company. Options under these plans are exercisable over a period of ten years with various vesting terms. All shares granted are subject to significant restrictions as to disposition by the optionee.

                        A summary of the Company's stock option activity is as follows:


                                             Years Ended
                                             December 31,                  Nine Months Ended
                             ------------------------------------------       September 30,
                                      1997                  1998                  1999
                             ------------------------------------------------------------------
                                        Weighted               Weighted               Weighted
                                         Average                Average                Average
                                        Exercise               Exercise               Exercise
                                Shares     Price       Shares     Price       Shares     Price
-----------------------------------------------------------------------------------------------
Options outstanding,
      beginning of period    1,095,000    $ 2.39    1,350,000    $ 2.72    1,586,975    $ 2.71
Granted                        640,000      4.91      246,975      2.73      169,500      1.90
Exercised                       (2,500)     2.50           --        --       (5,000)     1.00
Forfeited/canceled            (382,500)     5.44      (10,000)     4.06      (72,000)     5.44
-----------------------------------------------------------------------------------------------

Outstanding at end of
      period                 1,350,000    $ 2.72    1,586,975    $ 2.71    1,679,475    $ 2.54
===============================================================================================

Exercisable at end of
      period                   821,750    $ 1.93    1,235,725    $ 2.49    1,435,725    $ 2.64
===============================================================================================

Weighted average fair
      market value of
      options granted
      period                              $  .81                 $  .87                 $  .86
===============================================================================================

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

14. Stock Options       The following table summarizes information about fixed
    (Continued)         stock options outstanding as follows:


                                            Weighted
                                             Average
                                           Remaining         Weighted                          Weighted
         Range of           Options      Contractual          Average          Options          Average
   Exercise Price       Outstanding    Life in Years   Exercise Price      Exercisable   Exercise Price
-------------------------------------------------------------------------------------------------------
December 31, 1997
-------------------------------------------------------------------------------------------------------

      $1.00 - 2.50          820,000             8.00        $    1.54          711,250        $    1.51
       3.87 - 4.00          280,000             9.35             3.99           60,000             3.98
       5.00 - 6.50          250,000             9.00             5.16           50,500             5.50
-------------------------------------------------------------------------------------------------------

      $1.00 - 6.50        1,350,000             8.50        $    2.72          821,750        $    1.93
=======================================================================================================

December 31, 1998
-------------------------------------------------------------------------------------------------------

      $1.00 - 3.00        1,006,000             7.34        $    1.60          834,750        $    1.56
       3.87 - 4.00          270,000             8.17             4.00          270,000             4.00
       4.78 - 6.50          310,975             7.64             5.18          130,975             5.32
-------------------------------------------------------------------------------------------------------

      $1.00 - 6.50        1,586,975             7.54        $    2.71        1,235,725        $    2.49
=======================================================================================================

September 30, 1999
-------------------------------------------------------------------------------------------------------

      $1.00 - 3.00        1,150,500             7.25        $    1.63          917,375        $    1.60
       3.87 - 4.00          270,000             7.99             4.00          270,000             4.00
       4.78 - 6.50          258,975             7.56             5.03          248,350             4.97
-------------------------------------------------------------------------------------------------------

      $1.00 - 6.50        1,679,475             7.45        $    2.54        1,435,725        $    2.64
=======================================================================================================


                        SFAS No. 123, "Accounting for Stock-Based Compensation", requires the Company to provide pro forma information regarding net income (loss) and income (loss) per share as if compensation cost for the Company's employee stock option plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each option at the grant date by using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997, 1998 and 1999, expected volatility ranging from 45% to 46%; risk-free interest rates ranging from 4.35% to 6% and expected lives ranging from 2 to 10 years, respectively.

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

14. Stock Options       Under accounting provisions of SFAS 123, the Company's
    (Concluded)         net income (loss) and income (loss) per share would have
                        changed to the pro forma amounts indicated below:


                                              Year Ended                     Nine Months
                                             December 31,                Ended September 30,
                                    ----------------------------    ----------------------------
                                            1997            1998            1998            1999
------------------------------------------------------------------------------------------------
Net income (loss) applicable to
     common stockholders
            As Reported             $ (1,420,517)   $ (2,185,893)   $ (1,130,126)   $  1,257,045
            Pro forma                 (1,591,000)     (2,555,000)     (1,499,320)      1,018,933
Income (loss) per share - basic
            As Reported                     (.20)           (.45)           (.24)            .24
            Pro forma                       (.23)           (.52)           (.32)            .19
Income (loss) per share - diluted
            As Reported                     (.20)           (.45)           (.24)            .22
            Pro forma               $       (.23)   $       (.52)   $       (.32)   $        .18
================================================================================================


15. Stock Warrants      In connection with a 1996 private placement offering of
                        Common Stock, the Company issued 580,000 warrants, each redeemable for one share of Common Stock, at any time during a period of three years, commencing on July 9, 1996 for $5.00 per share. The warrants may be redeemed by the Company with 30 days prior notice at a price of ten cents per warrant at any time during the warrant exercise period, under certain conditions (as defined).
                        During July 1999, the Company extended the exercise period one year to July 9, 2000.

                        In addition, 58,000 warrants, each to purchase one share of Common Stock for $3.00 per share, and exercisable for the three year period ending July 9, 1999, were issued to placement agents in connection with the 1996 Private Placement. During July 1997, in connection with a financial advisory agreement with the placement agents, the exercise price of the 58,000 warrants was reduced to $2.50 per share, and the exercise period was extended to February 9, 2001. The Company recorded approximately $71,000 as deferred consulting expense for the estimated fair value of warrants which is being amortized over the two year term of the agreement.

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================


15. Stock Warrants      On March 31, 1999, in connection with the Company's 1997
    (Continued)         Private Placement of Convertible Preferred Stock (Note
                        13), 88,160 (76,750 original shares, plus 11,410 shares issued in lieu of cash as preferred stock dividends) shares outstanding at March 31, 1999 were converted into ten shares of Common Stock and warrants to purchase ten shares of Common Stock at any time during the period ending July 2002 for $6.50 per share. As of September
                        30, 1999, no warrants to purchase Common Stock have been exercised.

                        In addition to warrants issued to investors in the February 1997 Private Placement, warrants to purchase 7,586.25 shares of Convertible Preferred Stock were issued to placement and selling agents, with an exercise price of $30 per share, and are exercisable for the five year period ending July 2002. Each share of Preferred Stock is convertible into 10 shares of Common Stock at $3.50 per share, and 10 warrants, each warrant to purchase one share of Common Stock at $6.50 per share. Prior to the March 31, 1999 conversion, no warrants to purchase Preferred Stock had been exercised.

                        During July 1997, in connection with an agreement with a financial advisor, the Company issued warrants to purchase 50,000 shares of Common Stock at $4.75 per share, exercisable for the period ending July 2002. The Company recorded approximately $67,000 as deferred consulting expense for the estimated fair value of the warrants, which is being amortized over the two year term of the agreement.

                        In connection with notes payable issued during 1997 (Note 12), as of December 31, 1998 and 1997, warrants to purchase 65,478 and 85,120 shares of Common Stock have been issued. Also, in connection with February, 1998 closing of the October 1997 Private Placement, warrants to purchase 20,180 shares of Common Stock were issued to placement and selling agents. Each of the warrants mentioned above has an exercise price of $3.50 per share, and expires five years from the date of issuance. As of December 31, 1998 and September 30, 1999, no warrants have been exercised.

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

15. Stock Warrants      The aggregate number of common shares reserved for
    (Concluded)         issuance upon the exercise of warrants is 1,816,241 as
                        of September 30, 1999. The expiration date and exercise prices of the outstanding warrants are as follows:


                        Outstanding           Expiration               Exercise
                           Warrants                 Date                  Price
                        -------------------------------------------------------
                            580,000                 2000               $   5.00
                             58,000                 2001                   2.50
                          1,007,463                 2002            3.00 - 6.50
                            170,778                 2003                   3.50
                        =======================================================

16. Net Income (Loss)   The following table sets forth the computation of basic
    Per Common Share    and diluted net income per common share:


                                                              Nine Months Ended
                                                                  September 30,
                                                                           1999
                        -------------------------------------------------------

                        Numerator:
                        Numerator for basic  and diluted
                          Earnings per share-income available
                           to common stockholders                    $1,257,045
                        =======================================================

                        Denominator:
                          Denominator for basic earnings per
                            share-weighted-average shares             5,281,948
                          Effect of dilutive securities:
                            Common stock options                        330,748
                        -------------------------------------------------------

                        Denominator for diluted earnings per
                          share-adjusted weighted-average
                          shares and assumed conversions              5,612,696
                        =======================================================

                        Basic net income per common share            $      .24
                        =======================================================

                        Diluted net income per common share          $      .22
                        =======================================================

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

16. Net Income (Loss)   Net income (loss) per common share is calculated by
    Per Common Share    dividing the net income (loss) by the weighted-average
    (Concluded)         shares of Common Stock and common stock equivalents
                        outstanding during the period. Excluded from the computation of net loss per common share - diluted at December 31, 1998 and September 30, 1999, were convertible preferred stock of 864,240 and 0, outstanding options of 1,586,975 and 1,679,475, and warrants to purchase 1,798,881 and 1,816,241 shares of Common Stock, respectively, at exercise prices ranging from $1.00 to $6.50, and from $2.50 to $6.50, because to do so would be anti-dilutive.


17. Related Party       The Company purchased inventory from Meyer-Zall of
    Transactions        approximately $1,170,000 and $569,000 for the years
                        ended December 31, 1997 and 1998, respectively.

                        During July 1998, the Company loaned $120,000 to Meyer-Zall, such loan was secured by all of Meyer-Zall's accounts receivable in sales of products to the LLC and 900,000 shares of the Company's Common Stock. In addition, the Company reserved the right, pursuant to the terms of the loan agreement, at any time within six months of execution of the loan agreement, to convert all of the principal amount of the loan into 2% of Meyer-Zall's outstanding voting securities. Initially, interest at a rate of 18% per annum was due on the principal amount of the loan, and the principal was due in four equal monthly installments of $30,000 to be paid commencing February 1, 1999. However, after November 11, 1998, interest no longer accrued, and repayment of the principal amount was postponed indefinitely. In September 1999, Meyer-Zall returned to the Company 76,000 shares of the Company's Common Stock which Meyer-Zall held, in return for cancellation of the outstanding debt of $125,400 ($1.65 per share), inclusive of accrued interest.

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

17. Related Party       See Notes 9 and 11 regarding transactions during 1998
    Transactions        and the nine months ended September 30, 1999 with
    (Concluded)         Medicis and the LLC.


                        At December 31, 1997, the Company advanced approximately $17,800 to companies affiliated to the President. At September 30, 1999 approximately $23,400 of such advances were outstanding and to be repaid during 1999.

                        During 1997 the Company issued notes payable and warrants (Note 12) totaling approximately $175,000 to officers and directors. The notes and warrants were issued under the same terms as those to unrelated parties. One note payable in the amount of $100,000 to a director was repaid during December, 1997. The remaining $75,000 of notes were repaid during 1998.

18. Commitments and     The Company leases its facility and certain equipment
    Contingencies       under non-cancelable operating leases. The Company has a
                        sub-lease agreement for certain facilities and equipment. The future minimum rental payments required under these operating leases that have initial or remaining noncancelable lease terms in excess of one year, and the future minimum rental receipts required under noncanceable sub-leases of December 31, 1998 are approximately as follows:

                              Future Minimum Future Minimum Net Future Minimum Rental Payment Rental Receipt Rental Payment
                        --------------------------------------------------------

                        1999  $      126,000  $       61,000  $           65,000
                        2000          91,000          61,000              30,000
                        2001          44,000          15,000              29,000
                        2002          25,000              --              25,000
                        2003          14,000              --              14,000
                        ========================================================


                        Total rent expense for all non-cancelable operating leases having a term of more than one year was approximately $100,000 and $61,000 for the years ended December 31, 1997 and 1998, and $44,000 and $26,000 for
                        the nine month periods ended September 30, 1998 and 1999, respectively.

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

18. Commitments and     On July 1, 1998, the Company entered into an employment
    Contingencies       agreement for a period of three years with William
    (Continued)         Forster, the Company's Chairman of the Board, President
                        and Chief Executive Officer. By virtue of a voting agreement entered into with principal stockholders, Mr.
                        Forster had voting control of approximately 86.8% of the outstanding shares of the Company's Common Stock as of January 21, 1996. As a result of the termination of the voting agreement under the terms of the October 1997
                        Recapitalization Agreement with Interderm, Meyer-Zall, and certain of their affiliates and new issuances of Common Stock (Note 13), Mr. Forster's voting control was reduced to approximately 13%. Mr. Forster is entitled to receive an annual salary of $225,000 and a bonus based on a percentage of the Company's sales (as defined).

                        Effective July 1, and August 1, 1998, the Company entered into employment agreements with two officers for annual salaries totaling approximately $205,000, plus discretionary bonuses, and bonuses upon the sale of the Company's interest in the LLC (as defined). The term of each agreement is three years. In connection with the Sale Agreement, bonuses of approximately $258,000 are included as an expense of the gain on sale of investment in unconsolidated subsidiary in the accompanying consolidated statement of operations for the nine months ended September 30, 1999.

                        The Company has entered into a series of product development agreements with a consultant, which provides for compensation to the consultant in the form of cash, options to purchase shares of the Company's Common Stock which vest as products are developed, royalties based upon net sales of products, a royalty based upon the sale of the rights to the products developed, and an interest in any patents granted on products developed by the consultant for the Company.


                        In November 1999, Bioglan Pharma PLC and Bioglan Pharma, Inc. (collectively, "Bioglan") commenced an arbitration against the Company, Medicis and the LLC, in which Bioglan claims damages for breach of various contractual obligations arising out of the sale of the LLC and the Exorex product line to Bioglan.

                                                       IMX Pharmaceuticals, Inc.
                                                                and Subsidiaries


                                      Notes to Consolidated Financial Statements
                    (Information as of September 30, 1999 and for the nine month periods ended September 30, 1998 and 1999 are unaudited)

================================================================================

18. Commitments and     Specifically, Bioglan claims that Medicis, the LLC and
    Contingencies       the Company breached an Asset Purchase Agreement by
    (Concluded)         transferring inventory to Bioglan, which had a remaining
                        shelf life which was less than 12 months, and was otherwise unmarketable. The Asset Purchase Agreement specified that Bioglan was to take title to all inventory which had a shelf life greater than 12 months, and the Company was to take title to inventory which had a shelf life of 12 months or less. However, the products were warehoused together. Management believes that Medicis, under an interim management agreement with Bioglan, filled Bioglan orders with the Company's inventory. In addition, the Company has filed a counterclaim in the arbitration against Bioglan for damages relating to the conversion of this property.

                        In the second claim, Bioglan seeks unspecified damages from the Company, Medicis and the LLC because it claims that the inventory which it received had not been properly stored and was therefore unmarketable. Management believes that this claim does not have any merit, as Management was never advised by the manufacturer, Meyer-Zall, of any requirement of cold storage for the product. The Company intends to vigorously defend this matter. However, management cannot assess the likelihood of an unfavorable outcome, or the range of potential loss, if any, which might result from this claim.

19. Sales To One        During 1997 the Company had net sales to two large
    Customer            retail drug chains each representing approximately 16%
                        of total net sales for the year. During 1998 the Company had net sales to a retail drug chain representing approximately 10% of net sales for the year. During the nine months ended September 30, 1999 the Company had net sales to two customers representing approximately 25% and 16% of net sales for the period.

                                    PART III

Item 2. Index to Exhibits

Exhibit No.       Description

3.1               Restated Articles of Incorporation
3.2               Amended and Restated By-Laws
4.1               Long Term Incentive Plan
10.1 Agreement dated September 18, 1995 between Interderm Limited and IMX Corporation
10.1.1 Amendment Agreement dated September 18, 1995 among Meyer-Zall Laboratories, Interderm Limited and IMX Corporation
10.2 First Refusal Agreement dated October 13, 1995 between Meyer-Zall Laboratories (PTY), Ltd. and IMX Corporation
10.2.1 Amendment Agreement between Meyer-Zall Laboratories (PTY), Ltd. and IMX Pharmaceuticals, Inc. dated January 15, 1998
10.3 Exclusive Supply Agreement dated as of September 30, 1997 among IGI, Inc., IGEN, Inc., Immunogenetics, Inc. and IMX Pharmaceuticals, Inc.
10.3.1 Amendment to Exclusive Supply Agreement dated March 20, 1998 among IGI, Inc., IGEN, Inc., Immunogenetics, Inc. and IMX Pharmaceuticals, Inc.
10.3.2 Letter Agreement dated August 3, 1999 between IGI, Inc. and IMX Pharmaceuticals, Inc.
10.4 Joint Venture Agreement between (sic) Medicis Pharmaceutical Corporation, Medicis Consumer Products Company, LLC and IMX Pharmaceuticals, Inc. dated June 12, 1998
10.4.1 Limited Liability Company Agreement of Medics Consumer Products Company, LLC dated as of June 18, 1998
10.4.2 New Products Agreement between Medicis Pharmaceutical Corporation and IMX Pharmaceuticals, Inc. dated as of June 18, 1998
10.4.3 Facility Agreement between Medics Consumer Products Company, LLC and IMX Pharmaceuticals, Inc. dated as of June 18, 1998
10.5 Asset Purchase Agreement by and among The Exorex Company, LLC, Bioglan Pharma PLC, Medicis Pharmaceutical Corporation and IMX Pharmaceuticals, Inc.
10.5.1 Sale and Transfer Agreement by and between Medicis Pharmaceutical Corporation and IMX Pharmaceuticasl, Inc.
10.5.2 Transition Services Agreement by and among The Exorex Company, LLC, Bioglan Pharma PLC, Medicis Pharmaceutical Corporation and IMX Pharmaceutical, Inc.
10.6 Lease dated March 29, 1996 between Aspen Realty and Management Co. and IMX Corporation
10.6.1 Addendum to Lease dated March 11, 1997 between Aspen Realty and Management Co. and IMX Corporation
10.6.2 Addendum to Lease dated August 28, 1997 between Aspen Realty and

                  Management Co. and IMX Corporation
10.7              Lease Agreement between Lewis Rental Properties and IMX
                  Corporation dated December 18, 1998
10.8              Employment Agreement by and between IMX Pharmaceuticals, Inc.
                  and William A. Forster dated as of July 1, 1998
10.9              Employment Agreement by and between IMX Pharmaceuticals, Inc.
                  and Gary Spielfogel dated as of July 1, 1998
10.10             Employment Agreement by and between IMX Pharmaceuticals, Inc.
                  and Marc Falkin dated as of August 1, 1998
21                Subsidiaries

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     IMX PHARMACEUTICALS, INC.



                                     By: /s/ William A. Forster
                                     William A. Forster, Chief Executive Officer

                                     Date: December 17, 1999


      In accordance with Section 12 of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated; and

      Further, that each of the persons who signed below hereby appoints and constitutes William A. Forster, his true and lawful attorney-in-fact and agent, with fully power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute the any and all amendments to this registration statement, and to file the same, together with all exhibits thereto, with the Securities and Exchange Commission, and such other agencies, offices and persons as may be required by applicable law, and to execute such other documents in connection therewith as may be required by applicable law, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Signature                                  Title                               Date


/s/ William A. Forster                     Chief Executive Officer and
--------------------------------------     Chairman of the Board               December 17, 1999
William A. Forster


/s/ Leonard F. Kaplan                      Chief Financial and Accounting
--------------------------------------     Officer                             December 17, 1999
Leonard F. Kaplan


/s/ David A. Gross, M.D.
-------------------------------------
David A. Gross, M.D.                       Director                            December 17, 1999


/s/ Eugene Miller
-------------------------------------
by William A. Forster,                     Director                            December 17, 1999
as attorney-in-fact

Eugene Miller


/s/ Michael F. Holick, Ph.D., M.D.
-------------------------------------
by William A. Forster,                     Director                            December 17, 1999
as attorney-in-fact
Michael F. Holick, Ph.D., M.D.


/s/ Sanfurd Bluestein, M.D.
-------------------------------------
by William A. Forster,                     Director                            December 17, 1999
as attorney-in-fact
Sanford Bluestein, M.D.



                                           Director                            December 17, 1999
/s/ Westby J. Rogers
-------------------------------------
by William A. Forster,
as attorney-in-fact
Westby J. Rogers


/s/ Lawrence D. Russell
-------------------------------------
by William A. Forster,                     Director                           December 17, 1999
as attorney-in-fact
Lawrence D. Russell
